As filed with the Securities and Exchange Commission on November 22, 2006
Registration No. 333-127070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-3
ON
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Decorize, Inc.
(Name of small business issuer in its charter)

Delaware	5020	43-1931810
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1938 East Phelps Springfield, Missouri 65802 (417) 879-3326 (Address and telephone number of principal executive offices and principal place of business)	Stephen R. Crowder President and Chief Executive Officer Decorize, Inc. 1938 East Phelps Springfield, Missouri 65802 (417) 879-3326 (Name, address and telephone number of agent for service)

Copy to:
Lance M. Hardenburg
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
(214) 953-0053

Approximate date of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value	21,172,092	$0.465	$9,845,023	$1,053.42(2)

(1)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c), based upon the average of the high and low trading prices reported on the American Stock Exchange on November 17, 2006.

(2)	A registration fee of $1,474.51 was previously paid by the registrant on August 1, 2005 and November 15, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-3 on Form SB-2 is being filed, in part, to convert the Registrant’s Registration Statement on Form S-3 (File No. 333-127070) into a Registration Statement on Form SB-2.

Subject to completion, dated November 22, 2006
PROSPECTUS

DECORIZE, INC.

Common Stock, $.001 par value

21,172,092 Shares

The selling stockholders named in this prospectus may use this prospectus to offer and sell up to 21,172,092 shares of our common stock from time to time, including 14,544,960 shares that are currently outstanding, 6,274,275 shares issuable upon conversion of certain shares of preferred stock and convertible notes and 352,857 shares that are issuable to the selling stockholders upon exercise of outstanding warrants. The selling stockholders will receive all the proceeds from the sale of the offered shares. See “Selling Stockholders” on page 8 of this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol “DCZ”. The last reported sales price of the common stock on the American Stock Exchange on November 21, 2006, was $0.45 per share.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

Decorize, Inc. is a Delaware corporation. Our principal executive offices are located at 1938 E. Phelps, Springfield, Missouri, 65802 and our phone number is (417) 879-3326. In this prospectus, references to “Decorize,” the “Company,” “we,” “us” and “our” refer to Decorize, Inc. and its subsidiaries.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November [__], 2006.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	2
Forward-Looking Statements	7
Use of Proceeds	8
Selling Stockholders	8
Plan of Distribution	10
Legal Proceedings	11
Management	12
Executive Compensation	13
Security Ownership of Certain Beneficial Owners and Management	17
Description of Securities	18
Description of Business	20
Description of Property	26
Management’s Discussion and Analysis of Financial Condition and Results of Operations	26
Market for Common Equity and Related Stockholder Matters	33
Legal Matters	33
Experts	33
Where You Can Find More Information	33
Index to Financial Statements	F-1

-i-

PROSPECTUS SUMMARY

This prospectus is part of a registration statement on Form SB-2 (the “registration statement”) that we filed with the Securities and Exchange Commission (the “SEC”). Under this registration statement, the selling stockholders identified herein may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities being offered. This prospectus does not contain all of the information included in the registration statement. We may file a prospectus supplement, which may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information under the heading “Where You Can Find More Information.”

Investors should pay particular attention to the information regarding investment risks related to Decorize and this offering of its common stock that are included in the section entitled “Risk Factors” below.

Our Company

Decorize, Inc., is a manufacturer and wholesaler of imported home furnishings and accessories, which is headquartered in Springfield, Missouri. We design, market and sell through our Decorize and GuildMaster brands a variety of imported home furnishings and home accent items such as hand-painted or traditionally finished armoires, chests, tables, chairs, painted furniture, paintings, sculpture, tapestries, other fine art pieces, various hand-made ceramics, candles, lamps and similar accessory items. Accent furniture includes items such as occasional tables, end tables, mirrors, wicker chairs, tables, and ottomans. Accessories include items such as wood, rattan, glass or ceramic bowls, statuettes, vases, candles and candleholders, baskets, boxes, lamps and bath items. Wall art includes a variety of traditional art such as framed oil paintings or prints, but also includes many other types of materials and designs including fabrics, woven materials and collages. We maintain approximately 1,000 unique items in our supply chain and periodically review, add and drop products based upon the demand in the marketplace.

We founded decorize.com, LLC, the company that became Decorize, Inc., in March 2000 to create a direct “source to business” home furnishings company to serve both large and small retailers in the United States, with products delivered from Asia. Our business model relies on manufacturing and importing our home furnishings products direct from Asia to our retailers' sites in the United States. We use our “source to business” model to serve two distinct market segments, the source to large retailer segment and the source to independent retailer segment. The source to large retailer segment is comprised of customers that we believe can benefit from our pricing, delivery times and custom design capability. The independent retailer segment includes small retailers, high-end department stores, and designers or decorators, that in our experience, have paid premium prices and have been unable to directly source home furnishings and accents from overseas. The current customer base for our brands includes approximately twelve large retailers and more than a thousand small retailers, designers and decorators.

Terms of the Offering

Common stock offered by the selling stockholders	21,172,092 shares

Common stock to be outstanding after the offering	31,866,343 shares (assumes all warrants and convertible securities are exercised and that all shares offered are sold)

Use of proceeds	We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

American Stock Exchange Symbol	DCZ

RISK FACTORS

The value of our business and an investment in our common stock is subject to the significant risks inherent in our business. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus. If any of the events described below actually occur, our profitability may decline or we may incur losses, which in turn could cause the price of our common stock to decline, perhaps significantly.

Risks Related to Our Company

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

The concept for our business model was developed in 2000. The acquisitions of our two operating subsidiaries were completed in June and July of 2001. Even though GuildMaster and Faith Walk Designs operated independently for some time, we have a limited operating history in our current combined form, which makes it difficult to evaluate our business on the basis of historical operations. Furthermore, the opportunity for significant sales growth in the large retail segment could dramatically impact our financial performance. As a consequence, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our limited operating history. Reliance on historical results may hinder our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. For example, if we overestimate our future sales for a particular period or periods based on our historical growth rate, we may increase our overhead and other operating expenses to a greater degree than we would have if we correctly anticipated the lower sales level for that period and reduced our controllable expenses accordingly. If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

We have incurred losses historically, and we may not be able to attain or maintain profitability in the future.

We incurred a net loss of $2.3 million for the fiscal year ended June 30, 2006, which was a decrease of 12% from the $2.6 million loss in fiscal 2005. Although our margins improved substantially during 2005 and were maintained in 2006, we have not achieved profitability. For the three months ended September 30, 2006, we had a net loss of $312,470, which was a decrease of 46% from the same period last year. We cannot assure you that our operating losses will decline, even if our sales increase dramatically. We will need to generate greater revenues and maintain or improve our operating margins to achieve and maintain profitability in the future. If our operating losses continue on a long-term basis, we may experience a shortage of working capital that could adversely affect our business or our ability to continue our business, in which case our stock price may decline, perhaps significantly, and you could lose the value of your investment.

We may need to raise additional funds, and these funds may not be available when we need them.

Based on our current plans, we are adjusting our operating expenses so that cash generated from operations and from working capital financing and other short term financing is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels. However, if our forecasts are inaccurate, we will need to raise additional funds. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services and products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. There can be no assurance that additional financing will be available when needed on favorable terms, or at all. If these funds are not available when we need them, then we may need to change our business strategy and reduce our rate of growth.

Our customers have no obligation to purchase from us, which may result in sudden declines in sales.

Our customer mix currently consists of approximately twelve large retailers and more than two thousand independent retailers, department stores, designers and decorators. We do not have supply agreements or other volume commitments that are binding on our customers, and our sales originate solely from individual purchase orders that we negotiate with our individual customers. As a consequence, our customers are not obligated to purchase any amount of our products and they may choose to stop or decrease their level of product purchases from us at any time, without giving us prior notice. This could cause our sales to fluctuate, and we could experience a sudden and unexpected decline in sales. We could experience unexpected operational losses if our customer sales were to decline significantly without notice. Furthermore, our revenue projections are subject to greater uncertainty than if we had volume commitments from one or more of our largest customers. Although our top five customers in fiscal year 2006 accounted for approximately 41% of our revenues, we cannot assure you that these customers, or any of our customers, will continue to purchase our products in significant volume or at all.

We are implementing a strategy to grow and expand our business, which is expensive and may not generate increases in our revenues.

We intend to expand our business, and we are incurring expenses associated with our growth and expansion. Although we recently raised funds through private offerings to implement our growth strategy, these funds may not be adequate to offset all of the expenses we incur in expanding our business. We have hired additional employees overseas and continue upgrading our technological infrastructure to improve quality and cost controls, operating efficiency and customer service capabilities. We will need to generate greater revenues to offset expenses associated with our growth, and we may be unsuccessful in achieving greater revenues, despite our attempts to grow our business. If our growth strategies do not result in increased revenues, we may have to abandon our plans for further growth or even reduce the current size of our operations.

We must effectively manage the growth of our operations, or we may outgrow our current infrastructure.

As of June 30, 2006, our total number of employees was 324, including 297 employees in Asia. During our initial periods of operation as a combined entity, we experienced a high rate of sales growth, which at times exceeded the capacity of our infrastructure and resulted in a backlog of customer orders and product quality issues. The decline in revenues for the current fiscal year is to some degree a result of our previous demand exceeding our infrastructural capacity. We addressed those capacity issues by hiring additional personnel and upgrading our technology infrastructure, and we will continue pursuing additional sales growth for our company. If we expand too quickly, or if our infrastructure does not improve rapidly enough, our customer orders could again outpace our ability to meet our customers’ needs, which could force us to delay or reduce customer orders. Expanding our infrastructure will be expensive, and will require us to train our workforce, and improve our financial and managerial controls to keep pace with the growth of our operations.

We face substantial competition from numerous sources, many of which have access to greater resources.

Competition in the wholesale market for home furnishings is intense. We compete with a diverse group of wholesalers ranging from internet businesses to traditional brick-and-mortar companies, many of which have greater resources than Decorize. We believe that barriers to entry in the wholesale furniture and home furnishings market are not significant and start-up costs are relatively low, so our competition may increase in the future. Our belief that there are minimal barriers to entry is based on our observation that operations such as ours do not require the wholesalers to own warehouses, showrooms and factories to operate, which we think is because (i) our direct ship business model can be operated with minimal warehousing needs and costs, which are significantly less than traditional models, (ii) wholesale product orders can be placed after receipt of customer orders, in order to further reduce warehousing needs, (iii) samples can be shown to customers at little or no cost, without the necessity of showroom space for actual product, (iv) if a competitor wants showroom space, it is typically available for lease at competitive rates in most United States markets, and (v) all manufacturing can be done by third party suppliers, so there is no need to own or lease a manufacturing facility. New competitors may be able to launch new businesses similar to ours, and current competitors may replicate our business model, at a relatively low cost. If wholesalers with significantly greater resources than Decorize decide to replicate our business model, they may be able to quickly gain recognition and acceptance of their business methods and products through marketing and promotion. We may not have the resources to compete effectively with current or future competitors. If we are unable to effectively compete, we will lose sales to our competitors and our revenues will decline.

Because we do not manufacture our products in the United States, a disruption in the delivery of imported products may have a greater effect on us than on our competitors.

We import products that we have manufactured, purchased or had manufactured for us overseas. Merchandise imported directly from these overseas manufacturers currently accounts for all of our total purchases. Because we import all of our products and deliver them directly to our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture and warehouse products in the United States. Deliveries of our products may be disrupted through factors such as:

(i) raw material shortages, work stoppages, strikes and political unrest;

(ii) problems with ocean shipping, including work stoppages and shipping container shortages;

(iii) increased inspections of import shipments or other factors causing delays in shipments; and

(iv) economic crises, international disputes and wars.

For example, we experienced significant delays in shipments due to a dockworkers dispute on the West Coast in fiscal 2003. The delays from this dispute resulted in the cancellation of some customer orders, since we could not obtain products from overseas in a timely manner. Although we managed to minimize the impact of the delays, a longer dispute could have placed us at a serious disadvantage to some of our competitors. Most of our competitors warehouse products they import from overseas, which allows them to continue delivering their products for the near term, despite overseas shipping disruptions. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.

If we were required to purchase our imported products in foreign currencies instead of United States dollars, we would be subject to currency rate fluctuations.

Currently, the products we buy abroad are priced in United States dollars, so we are not directly affected by changes in foreign exchange rates. If we are required to pay for goods in foreign currencies in the future, we would be affected by fluctuating currency exchange rates. In that event, we would attempt to enter into foreign currency exchange contracts with major financial institutions to hedge the overseas purchase transactions and limit our exposure to those fluctuations. If we were not able to successfully protect ourselves against those currency rate fluctuations, then our profits on the products subject to those fluctuations would also fluctuate and could cause us to be less profitable or incur losses, even if our business is doing well.

We may need to substantially increase our marketing efforts in order to grow our business, which is expensive.

In order to grow our business, we will need to develop and maintain widespread recognition and acceptance of Decorize, our business model, and our products. We believe that we have presented our product offering to only a small percentage of the large and medium sized retailer market. Currently, we rely primarily on word of mouth from our existing customers and contacts we develop personally through industry events to promote and market Decorize. In order to successfully grow Decorize, we may need to significantly increase our financial commitment to creating awareness and acceptance of Decorize among retailers, which would be expensive. In fiscal year 2006, marketing and advertising expenses were approximately $303,000, which is 7.3% of our operational expenses for that year. If we fail to successfully market and promote our business, we could lose current customers to our competitors, or our growth efforts may be ineffective. If we incur significant expenses promoting and marketing Decorize, it could cause our profitability to decline.

Our businesses are not diversified, which could result in significant fluctuations in our operating results.

All of our business is involved in the retail and wholesale marketing of furniture and other home products, and, accordingly, is dependent upon trends in the home furnishings sector. Downturns in the home furnishings sector could have a material adverse effect on our business. A downturn in the home furnishings sector may reduce our stock price, even if our business is successful.

Risks Related to Our Common Stock and This Offering

We anticipate delisting our shares of common stock from quotation on the American Stock Exchange, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions, including “penny stock” regulations.

Our common stock is currently listed on the American Stock Exchange (“AMEX”) under the trading symbol “DCZ.” However, we anticipate that our common stock will be delisted from quotation on the AMEX in the near future. Upon delisting our common shares from trading on the AMEX, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of analyst coverage for the Company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Additionally, we could become subject to “penny stock” regulations that would additionally limit the liquidity and resale of our common stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Decorize is currently exempt from complying with the SEC’s penny stock regulations because our common stock is listed for trading on the AMEX. However, we expect to become subject to the penny stock regulations upon our anticipated delisting from AMEX. The penny stock regulations provide that, unless an exemption is available, a penny stock transaction must be preceded by the delivery of a disclosure schedule explaining the penny stock market and its risks. In addition, under these regulations, broker/dealers who recommend penny stocks to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to the proposed transaction prior to the sale. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons that acquire common stock to resell their securities in any trading market that may exist at the time of such intended sale. Furthermore, penny stocks may trade infrequently, which means that it may be difficult to sell our shares of common stock once you own them. Investors in penny stocks should be prepared for the possibility that they may lose their whole investment.

If we delist our shares of common stock from quotation on AMEX, our common stock will not be listed on a national exchange; the current public market for our common stock is limited and highly volatile, which generally affects the price of our common stock.

Once our common stock is delisted from AMEX, our common stock will trade in the United States only in the over the counter market on the OTC Electronic Bulletin Board, which is a reporting service and not a securities exchange. We cannot assure investors that in the future our common stock will ever qualify for inclusion on any of the NASDAQ markets, the American Stock Exchange or any other national exchange or that more than a limited market will ever develop for our common stock. The lack of an orderly market for our common stock may negatively impact the volume of trading and market price for our common stock

Historically, the volume of trades for our stock has been limited. Moreover, thus far the prices at which our common stock has traded have fluctuated fairly widely on a percentage basis. There can be no assurance as to the prices at which our common stock will trade in the future, although they may continue to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the following:

* the depth and liquidity of the markets for our common stock;

* investor perception of Decorize and the industry in which we participate;

* general economic and market conditions;

* statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred in the past;

* quarterly variations in our results of operations;

* general market conditions or market conditions specific to technology industries; and

* domestic and international macroeconomic factors.

The trading activity in our common stock should be considered sporadic, illiquid and highly volatile. An active trading market for our common stock may not exist in the future. Even if a market for the common stock offered pursuant to this Registration Statement continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies similar to us. These fluctuations are often unrelated to the operating performance of the specific companies. As a result of the factors identified above, a stockholder (due to personal circumstances) may be required to sell his shares of our common stock at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.

Our authorized preferred stock exposes stockholders to certain risks

Our certificate of incorporation, as amended, authorize the issuance of up to 10,000,000 shares of preferred stock. We have currently designated 500,000 shares of Series A Preferred Stock, and have 9,500,000 shares of authorized preferred stock that have not been designated or issued. The authorized but unissued preferred stock constitutes what is commonly referred to as "blank check" preferred stock. This type of preferred stock may be issued by the Board of Directors from time to time on any number of occasions, without stockholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of the Board of Directors stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price and (vi) voting rights. Such preferred stock may provide our Board of Directors the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise. Consequently, the preferred stock could entrench our management. The market price of our common stock could be depressed to some extent by the existence of the preferred stock. As of November 20, 2006, 500,000 shares of preferred stock, designated as Series A Convertible Preferred Stock, were issued and outstanding.

Future sales of our common stock in the public market, including those shares issuable in connection with this offering, or the perception that such sales could occur, could cause our stock price to decline, even if our business is doing well.

The market price of our common stock could drop if a substantial number of shares are issued, particularly if they are sold in the public market or if the market perceives that such sales could occur. An excess number of available shares on the market is likely to depress our stock price. We have issued a number of warrants, options and convertible securities that are currently outstanding, including:

•	warrants to purchase up to 352,857 shares of our stock, at exercise prices ranging from $0.20 to $4.00;

•	convertible securities for the purchase of up to 6,274,275 shares of common stock at an average conversion price of $0.20 per share; and

•	options to purchase 1,058,000 shares of common stock under our employee stock incentive plan at an average exercise price of $ 0.17 per share.

In addition to the securities listed above, we may issue up to 2,142,000 additional shares under our employee stock incentive plan.

Pursuant to this prospectus, we are registering on behalf of the selling stockholders 21,172,092 shares of common stock, including 352,857 shares that are issuable to the selling stockholders upon exercise of outstanding warrants and 6,274,275 shares that are issuable upon conversion of certain outstanding shares of preferred stock and convertible notes. These shares are described in the “Selling Stockholders” section. After these shares are registered, they may be sold in the public market, which could cause the market price of our common stock to drop. An overabundance of available shares on the market may limit the price growth potential of our common stock even if our business is doing well, because the available supply may exceed the demand for our shares. In addition, these securities may impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

The current public market for our common stock is limited and highly volatile, which generally affects the price of our common stock.

The shares of our common stock are currently listed for trading on AMEX. However, we have only been listed on AMEX since March 2002, and trading activity in our common stock should be considered sporadic, illiquid and highly volatile. Additionally, we anticipate that our common stock will be delisted from the AMEX in the near future, and therefore an active trading market for our common stock may not exist. Even if a market for the common stock offered pursuant to this prospectus continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares.

Our directors have the ability to significantly influence any matters to be decided by the stockholders, which may prevent or delay a change in control of our company.

The current members of our Board of Directors beneficially own, in the aggregate, approximately 43.2% of our common stock, on a fully diluted basis. As a result, if they choose to vote in concert, our directors are collectively able to significantly influence the outcome of any corporate matter submitted to our stockholders for approval, including any transaction that might cause a change in control, such as a merger or acquisition. It is unlikely that stockholders in favor of a matter that is opposed by the board of directors would be able to obtain the number of votes necessary to overrule the board.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The words “intend,” “anticipate,” “believe,” “estimate,” “plan” and “expect,” and similar expressions as they relate to us, are included to identify these forward-looking statements. Forward-looking statements include those that address activities, developments or events that we expect or anticipate will or may occur in the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The actual outcome of the events described in these forward-looking statements could differ materially. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

•	the risks associated with growth;

•	our inability to purchase and manufacture merchandise at attractive prices;

•	changes in consumer demand and preferences that cause people to desire products other than those traditionally offered by us; and

•	risks associated with our lack of liquidity due to the anticipated delisting of our common stock from the AMEX.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and any prospectus supplement. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and the applicable prospectus supplement.

USE OF PROCEEDS

This prospectus has been distributed solely to permit the selling stockholders to offer and sell shares of our common stock to the public. Decorize is not offering shares for sale, and it will receive no proceeds from the resale of shares by the selling stockholders. However, we have received proceeds from the original issuance of the outstanding shares covered by this prospectus. In addition, we will receive proceeds in the amount of the exercise price of the warrants, for shares of common stock issued in exchange for those securities that are covered by this prospectus. Assuming exercise of all such warrants at the respective initial exercise prices of those warrants, the gross proceeds to us from the exercise of all such warrants would be $1,616,775. We intend to use any proceeds from exercise of such warrants for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The table appearing below sets forth the beneficial ownership of our common stock by the selling stockholders as of November 20, 2006, and after giving effect to the sale of the shares of common stock offered hereby. Except as otherwise noted, each of the selling stockholders named below has sole voting and investment power with respect to the shares of common stock beneficially owned by that selling stockholder. The table also sets forth (a) the name of each selling stockholder, (b) the number of shares of common stock beneficially owned by each selling stockholder, (c) the number of shares of common stock that may be sold in this offering by each selling stockholder, and (d) the number and percentage of shares of common stock each selling stockholder will beneficially own after the offering, assuming they sell all of the shares offered. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants, convertible securities or other purchase rights, are treated as outstanding for purposes of computing each selling stockholder’s percentage ownership of outstanding shares to the extent they are exercisable within sixty days of the date on which such ownership is calculated.

	Number of Shares Beneficially		Number of Shares		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Owned before the Offering		Offered for Sale		Number(1)	Percentage(2)
Nest USA, Inc.	2,415,000	(3)	2,415,000	(3)	0	*
SRC Holdings Corporation	10,036,197	(4)	10,036,197	(4)	0	*
Quest Capital Alliance, L.L.C.	5,459,286	5)	5,459,286	(5)	0	*
Blodnick Gordon Fletcher & Sibell, P.C.	120,000	(6)	120,000	(6)	0	*
James K. Parsons	2,792,303	(7)	908,333	(7)	2,383,970	9.3%
Jon T. Baker(8)	2,513,141		375,000		2,138,141	8.5%
J. Michael Sandel(9)	741,943		550,500		191,443	*
John E. Bagalay, Jr.(10)	4,348		4,348		0	*
Evan Kaye	115,000		115,000		0	*
H. Robert Weiner Trust	200,000	(11)	200,000	(11)	0	*
Elliott Bruce Weiner	233,500	(12)	233,500	(12)	0	*
Terrence Samuel Weiner	16,750		16,750		0	*
Elana May Essers	16,750		16,750		0	*
Pequot Scout Fund, L.P.	165,000	(13)	165,000	(13)	0	*
Pequot Navigator Offshore Fund, L.P.	85,000	(14)	85,000	(14)	0	*
Gryphon Master Fund	142,857	(15)	142,857	(15)	0	*
Gary Stein Roth IRA	35,714	(16)	35,714	(16)	0	*
Jack DeArmon	20,000		20,000		0	*
Joanna DeArmon	40,000	(17)	40,000	(17)	0	*
Fabian Garcia	273,070	(18)	40,000	(18)	233,070	*
Scott R. Griffith	14,286	(19)	14,286	(19)	0	*
Robert R. Blakely	14,286	(20)	14,286	(20)	0	*
Jesse B. Shelmire	14,285	(21)	14,285	(21)	0	*
Robert M. Allison	500,000		500,000		0	*
Equity Services, LLC	150,000	(22)	150,000	(22)	0	*

*Less than 1%.

(1)
Assumes the selling stockholders (i) dispose of all the shares of common stock covered by this prospectus, (ii) do not otherwise dispose of any shares of common stock acquired by them prior to November 20, 2006 and (iii) do not acquire any additional shares of common stock.

(2)
Calculated using (i) as the numerator the number of shares of common stock owned by the stockholder, but not included in the prior column as being offered for sale under this prospectus, and (ii) as the denominator the number of shares of common stock outstanding on November 20, 2006, plus the number of shares offered for sale by the stockholder that are not currently outstanding.

(3)
Includes 24,275 shares issuable upon conversion of a convertible term note, at a conversion price of $1.00 per share. Marwan M. Atalla is the President of this selling stockholder and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by it.

(4)
Includes 2,500,000 shares issuable upon conversion of Series A Preferred Stock at an exercise price of $0.20 per share and 3,750,000 shares issuable upon conversion of a convertible term note at a conversion price of $0.20 per share. John P. Stack is the President of SRC Holdings Corporation and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by it.

(5)
Steven W. Fox, a director of Decorize, is the general manager of Quest Capital Alliance, L.L.C. and controls the right to vote and dispose of the shares of Decorize common stock owned by Quest Capital Alliance, L.L.C.

(6)
Includes 120,000 shares issuable upon exercise of warrants at an exercise price of $0.35 per share. Edward K. Blodnick and Lawrence M. Gordon have the power to control the voting and disposition of the shares of Decorize common stock held by Blodnick Gordon Fletcher & Sibell, P.C.; however, they disclaim beneficial ownership of those shares.

(7)	Mr. Parsons has served as the Executive Vice President and on the Board of Directors of Decorize since July 2001.

(8)	Mr. Baker served as President and Chief Executive Officer of Decorize from June 2001 until August 2003. He also served on the Board of Directors of Decorize from June 2001 until November 2003.

(9)	Mr. Sandel has served as the Vice President and on the Board of Directors of Decorize since July 2001.

(10)	Mr. Bagalay served on the Board of Directors of Decorize from December 2002 until February 2004.

(11)
Elliott Bruce Weiner is the trustee of the H. Robert Weiner Trust and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by the trust; however, Mr. Weiner disclaims any beneficial ownership of those shares.

(12)	Includes 233,500 shares held by the H. Robert Weiner Trust, of which Mr. Weiner serves as trustee. Mr. Weiner disclaims any beneficial ownership of those share.

(13)
We have been informed that Pequot Capital Management, Inc. (“PCM”) is the investment manager of Pequot Scout Fund, L.P. Voting and investment control over the shares of Decorize common stock owned by Pequot Scout Fund, L.P. is shared at PCM by Arthur J. Samberg and Kevin O’Brien, the sole executive officers and directors of PCM. Mr. Samberg is the controlling stockholder of PCM.

(14)
We have been informed that PCM is the investment manager of Pequot Navigator Offshore Fund, L.P. Voting and investment control over the shares of Decorize common stock owned by Pequot Scout Fund, L.P. is shares at PCM by Arthur J. Samberg and Kevin O’Brien, the sole executive officers and directors of PCM. Mr. Samberg is the controlling stockholders of PCM.

(15)
We have been informed that E.B. Lyon IV is the authorized agent of Gryphon Master Fund, and has the right to vote and exercise control over the disposition of the shares of Decorize common stock owned by Gryphon Master Fund.

(16)	We have been informed that Gary Stein is the individual who has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by Gary Stein Roth IRA.

(17)	Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share.

(18)	Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $3.00 per share. Mr. Garcia served on the Board of Directors of Decorize from June 2001 until October 2005.

(19)
Includes 14,286 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Mr. Griffith has represented that he is an affiliate of a registered broker-dealer, that he acquired the shares being registered in the ordinary course of business, and that (at the time of the acquisition of these shares) there was no agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of these shares.

(20)
Includes 14,286 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Mr. Blakely has represented that he is an affiliate of a registered broker-dealer, that he acquired the shares being registered in the ordinary course of business, and that (at the time of the acquisition of these shares) there was no agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of these shares.

(21)
Includes 14,285 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Mr. Shelmire has represented that he is an affiliate of a registered broker-dealer, that he acquired the shares being registered in the ordinary course of business, and that (at the time of the acquisition of these shares) there was no agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of these shares.

(22)	Includes 150,000 shares issuable upon exercise of warrants at an exercise price of $0.27 per share.

The selling stockholders acquired the shares of common stock offered by this prospectus, including those issuable under the warrants, from Decorize in various private placements, which are described below:

•
a private placement of 1,000,000 shares of common stock at a price of $0.40 per share and amended and restated warrants to acquire up to 996,000 shares of common stock at an initial exercise price of $0.20 per share, which was closed on May 31, 2005;

•
a private placement of 1,875,000 shares of common stock at a price of $0.40 per share and amended and restated warrants to acquire up to 4,807,143 shares of common stock at an initial exercise price of $0.20 per share, which was closed on June 15, 2005; and

•
a private placement of a common stock warrant exercisable for 120,000 shares of common stock at $0.35 per share, which was issued in May 2005 in order to settle certain claims brought against Decorize.

Decorize is registering the shares of the selling stockholders pursuant to certain registration rights granted to them under various registration rights agreements entered into in connection with the private placements. The offering of the shares will terminate as of the date on which all shares offered hereby have been sold.

PLAN OF DISTRIBUTION

The selling stockholders may offer the shares of common stock from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market or in private transactions at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealer acting in connection with the sale of the shares offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”) in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The offering of the shares will terminate upon the earlier to occur of the sale of all the shares offered hereby and the date on which all of the shares offered hereby that have not been sold are eligible for resale under the Securities Act, without the volume limitations of Rule 144 of the Securities Act.

Decorize is registering the sale of the common stock held by the selling stockholders in satisfaction of its obligations under various registration rights agreements that it entered into with each of the selling stockholders in connection with the private offerings in which such stockholders acquired their shares of common stock and common stock warrants. In those registration rights agreements, Decorize agreed to pay the costs, expenses and fees incurred in connection with the registration of the selling stockholders’ shares, which we estimate to be approximately $20,000 (excluding selling commissions and brokerage fees incurred by the selling stockholders). Decorize also agreed to indemnify the selling stockholders in connection with its registration of the sale of their shares of Decorize common stock against any losses or damages to which they become subject under applicable state or federal securities laws that arise from an actual or alleged untrue statement of a material fact in this prospectus or the related registration statement or from an actual or alleged omission to state a material fact that causes the statements made in this prospectus or the registration statement to be misleading. However, Decorize is not responsible for indemnifying any selling stockholder against those liabilities to the extent that they arise from an untrue statement or omission that is made in reliance upon and in conformity with written information provided to Decorize from such stockholder for use in the preparation of this prospectus and the related registration statement. The selling stockholders agreed in return to indemnify Decorize against losses or damages arising from such untrue statements or omissions that are made in reliance upon the written information provided by those selling stockholders, but each stockholder’s liability is limited to the proceeds received by such stockholder for the registration of the sale of its shares under this prospectus.

LEGAL PROCEEDINGS

We are subject to certain legal proceedings and claims that arise in the ordinary course of and are incidental to the business. In the opinion of management, based on discussions with and advice of legal counsel, the amount of ultimate liability with respect to these actions, either individually or in the aggregate, will not materially affect our consolidated results of operations or our financial condition.

Management

The following table sets forth information regarding the executive officers and directors of Decorize:

Name	Age	Position
Stephen R. Crowder	53	President, Chief Executive Officer and Director
Brent Olson	37	Vice President of Finance, Treasurer and Secretary
James K. Parsons	58	Executive Vice President
J. Michael Sandel	56	Vice President
Richard Chalker	66	Director
Steven W. Fox	50	Director
Marwan M. Atalla	44	Director

STEPHEN R. CROWDER.  Mr. Crowder was appointed a director and President/Chief Executive Officer of Decorize on February 3, 2004. Before joining the Company, Mr. Crowder served as President of ReGen Technologies, a joint venture between SRC Holdings Corporation and John Deere since 1999. Mr. Crowder also serves on the boards of SRC Holdings Corporation, Springfield Area Chamber of Commerce, Newstream Enterprises LLLP, Megavolt LLLP, and the National Center for Employee Ownership (NCEO).

BRENT OLSON. Mr. Olson was appointed Vice President of Finance and Treasurer of Decorize on June 29, 2001, and was appointed Corporate Secretary on December 16, 2005. He also served as Chief Financial Officer of Decorize from June 2001 until January 2002. Beginning in January 2001, Mr. Olson held similar positions with Decorate, Inc. Mr. Olson is a certified public accountant and earned a Bachelor of Science degree in Accounting from Missouri State University.

JAMES K. PARSONS. Mr. Parsons was appointed as Executive Vice President of Decorizse as of July 31, 2001 and served as a director of Decorize from that time until March 2006. Mr. Parsons co-founded Decorize.com and GuildMaster. GuildMaster has been recognized as a design leader in the industry and has created such successful brands as the Arnold Palmer Home Collection, Tin Revival and America Country West.

J. MICHAEL SANDEL. Mr. Sandel was elected as a Vice President of Decorize as of July 31, 2001 in conjunction with the Company's acquisition of Faith Walk Designs, Inc., of which he was a co-owner, and served as a director of the Company from that time until March 2006. Mr. Sandel and his wife, Kitty Sandel, founded Faith Walk Designs in 1985 to focus on upscale hand-painted furniture.

RICHARD B. CHALKER, JR. Mr. Chalker was appointed a director of Decorize on May 5, 2004. Mr. Chalker serves as Chairman of the Audit Committee. Mr. Chalker retired from Hallmark Cards Inc. in March of 2004, after over eight years with Hallmark, where he was Division Vice President - Tax & Customs responsible for the worldwide Tax and Customs Oversight functions. He serves on the Board of Directors, Audit, and Compensation committees of PBI/Gordon Corporation and serves on the Board of Directors of QC Holdings, Inc. Mr. Chalker earned a Bachelor of Science from Yale University and a J.D. from DePaul University. He is a CPA and passed the Illinois Bar examination.

STEVEN W. FOX.  Mr. Fox was appointed a director of Decorize on February 3, 2004. Mr. Fox has been General Manager and a member of the Management Committee of Quest Capital Alliance, L.L.C., a private equity fund (“Quest”), since 2000. Mr. Fox also serves on the Board of Directors of Global Energy Group, Inc. Mr. Fox received his MBA and BSBA from the University of Missouri-Columbia.

MARWAN M. ATALLA. Mr. Atalla was appointed a director of Decorize on August 1, 2005. Since 1989, Mr. Atalla has served as President of Nest USA, Inc. (“NEST”), a Houston-based privately held investment company with investments in real estate, aviation, technology and energy. NEST is part of the Near East Group, a multi-national investment group with offices in Amman, London & Houston. Mr. Atalla is a graduate of Ashland University with a degree in Business Administration.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table, and the accompanying explanatory footnotes, includes annual and long-term compensation information on (i) our Chief Executive Officer and (ii) two other executive officers who were the most highly compensated officers or employees of Decorize for services rendered in all capacities during the 12-month periods ended June 30, 2006, 2005 and 2004.

		Annual Compensation						Long Term Compensation
Name and Principal Position	Fiscal Year	Salary		Bonus		Other Annual Compensation		Securities Underlying Options		All Other Compensation
Stephen R. Crowder (1) President, CEO and Director	2006 2005 2004	$ $ $	135,000 147,157 46,344	$ $ $	-0- -0- -0-	$ $ $	-0- -0- -0-	-0- 225,000 125,000	(2) (3)	$ $ $	-0- -0- -0-

James K. Parsons Executive Vice President	2006 2005 2004	$ $ $	114,231 116,554 105,354	$ $ $	-0- -0- -0-	$ $ $	-0- -0- -0-	-0- -0- -0-		$ $ $	-0- -0- -0-

J. Michael Sandel Vice President	2006 2005 2004	$ $ $	110,000 115,148 113,423	$ $ $	-0- -0- -0-	$ $ $	-0- -0- -0-	-0- -0- -0-		$ $ $	-0- -0- -0-

(1)
Mr. Crowder was appointed as President, Chief Executive Officer and a director of the Company on February 17, 2004, and was therefore employed by the Company for four and one-half months in fiscal year 2004.

(2)	The 225,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on May 4, 2005, for an exercise price equal to $0.52 per share.

(3)	The 125,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on February 20, 2004, for an exercise price equal to $1.40 per share.

401(k) Plan

Effective July 1, 2002, Decorize adopted a 401(k) Profit Sharing Plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) plan is available to each employee who meets certain eligibility requirements. Employees may begin participation in the 401(k) plan on the first day of every month any time after one month of employment. Participating employees may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. Decorize has made no contributions to the 401(k) plan and, at this time, does not intend to begin matching employee contributions to the 401(k) plan.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to the options owned by the employees named above during the year ended June 30, 2006:

	Shares Acquired on	Value	Number of Unexercised Options at June 30, 2006		Value of Unexercised In- the- Money Options at June 30, 2006 (1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen R. Crowder	—	—	225,000	—	—	—
James K. Parsons	—	—	—	—	—	—
J. Michael Sandel	—	—	—	—	—	—

(1)	Based upon the closing price of the common stock on AMEX on June 30, 2006, which was $0.27 per share, and the exercise price of the options $0.52 per share.

(2)	The Company has never granted any stock options to James K. Parsons or J. Michael Sandel.

Employment Agreements

We do not currently have any employment agreements with our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Decorize’s executive officers and directors, and persons who beneficially own more than ten percent of the common stock, to file reports of ownership and changes in such ownership with the SEC. Based upon a review of such reports furnished to Decorize, Decorize believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were met during the fiscal year ended June 30, 2006.

Compensation Committee Interlocks And Insider Participation

No executive officer of Decorize served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served on our Compensation Committee. No executive officer of Decorize served as a director of another corporation, one of whose executive officers served on our Compensation Committee. No executive officer of Decorize served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served as a director of Decorize.

Certain Relationships and Related Transactions

On February 13, 2004, Decorize completed a private placement of 500,000 shares of its Preferred Stock to SRC Holdings Corporation (“SRC”) at a price of $1.00 per share. Each share of Preferred Stock is convertible into one share of common stock. Decorize also issued SRC warrants to acquire 750,000 shares of common stock at an initial exercise price of $1.40 per share, and it agreed to issue additional warrants for up to 1,000,000 shares of common stock at the time Decorize obtains a new $1,000,000 line of credit relying on a standby limited guaranty provided by SRC. In connection with the offering, Decorize also issued warrants to acquire up to 600,000 shares of common stock at SRC’s request to Quest, which are exercisable at an initial exercise price of $1.40 per share. Decorize also pays Quest a management fee of $2,500 per month. The holders of the Preferred Stock have the right to appoint two directors of the Company, voting separately as a class. Mr. Crowder and Mr. Fox currently serve as these directors. In addition, Decorize agreed not to undertake certain major transactions unless it obtains the approval of the holders of Preferred Stock or redeems all outstanding shares of Preferred Stock at the closing of such transaction. Subject to certain exceptions, Decorize also agreed that it will not issue any new securities without the consent of the holders of Preferred Stock, subject to the issuance of a limited number of stock options or other stock options meeting certain requirements.

Concurrent with the closing of the sale of the Preferred Stock to SRC, James K. Parsons, a director and the Executive Vice President of the Company, executed a voting agreement whereby he granted SRC the right to vote his shares of common stock in connection with certain major transactions. The voting rights granted by Mr. Parsons to SRC terminated on February 13, 2006.

As a further condition to closing the private placement of the Preferred Stock, the Company entered into agreements to convert an aggregate $1,410,200 of debt owed to a principal stockholder, NEST, and three of its current and former executive officers, James K. Parsons Michael J. Sandel, and Jon T. Baker. On the date of the exchange, the Company owed approximately $620,000 to NEST under the convertible note. The Company issued 409,700 shares of common stock to NEST in exchange for a $409,700 principal reduction in the existing note. In addition to those shares of common stock, the Company issued a second amended and restated note to NEST, with an initial principal balance equal to the remaining $210,497 owed to NEST and a new schedule of payments providing for monthly payments of $10,000 each beginning February 1, 2004, and ending December 31, 2005, at which time all amounts due under the second amended and restated note would be due in full. In consideration of these transactions, the Company amended certain outstanding warrants held by NEST to extend their expiration date to December 31, 2005, and issued another set of warrants to NEST that are exercisable for 400,000 shares of common stock at an initial exercise price equal to $1.40.

On May 31, 2005, the Company completed the private placement of 1,000,000 shares of its common stock to NEST for $0.40 per share. The Company also amended certain outstanding warrants held by NEST which are exercisable for an aggregate 996,000 shares of common stock, in order to reduce the exercise price of the warrants to $0.20 per share and extend their expiration date to May 31, 2007. In connection with the issuance of the common stock and the warrants, the Company agreed to file a registration statement registering the resale of the common stock issued, or to be issued upon exercise of the warrants, within 90 days after the date of the private placement.

On June 15, 2005, the Company completed the private placement of 1,875,000 shares of its common stock, selling 1,250,000 of the shares to SRC and 625,000 of the shares to Quest at $0.40 per share. The Company also amended certain outstanding warrants held by SRC and Quest, which were exercisable for an aggregate 3,000,000 shares of common stock and 1,807,143 shares of common stock, respectively, in order to reduce the exercise price of the warrants to $0.20 per share and extend their expiration dates. SRC received certificates representing warrants exercisable, in whole or in part, for 1,500,000 shares of common stock until May 31, 2007, and a second set of warrants exercisable, in whole or in part, for another 1,500,000 shares of common stock until April 11, 2010. Quest also received certificates representing warrants exercisable, in whole or in part, for 1,807,143 shares of common stock until May 31, 2007, and a second set of warrants exercisable, in whole or in part, for another 750,000 shares of common stock until April 11, 2010. In connection with the issuance of the common stock and the warrants, the Company agreed to file a registration statement registering the resale of the common stock issued, or to be issued upon exercise of the warrants, within 90 days after the date of the private placement. A condition to closing the private placement with SRC and Quest was for the Company to obtain a release of a $750,000 commercial guaranty (the “Guaranty”), executed by SRC in connection with the new line of credit that the Company obtained from Bank of America, N.A. (“BoA”), on or about January 12, 2005 (the “Credit Line”). Quest separately agreed to reimburse SRC for a portion of any payment made under the Guaranty concurrent with SRC executing the Guaranty. In consideration of the commitments of SRC and Quest with respect to the Guaranty, the Company entered into a letter agreement dated January 14, 2005 (the “Letter Agreement”), which provided, in part, that if BoA were to execute on the Guaranty and require SRC to pay the full $750,000 due under the Guaranty, then SRC and Quest would be entitled to receive an aggregate 1,875,000 shares of common stock, and the warrants and certain convertible securities held by them would be modified to reduce the applicable conversion or exercise price to $0.20 per share. The Company completed the private placement with SRC and Quest with the understanding that if the Company could obtain a release of the Guaranty, then SRC and Quest would purchase the shares of common stock in consideration of the payment of $750,000, which the Company intends to use as collateral under the Credit Line in replacement of the Guaranty. As a further condition to closing the private placement with SRC and Quest, the Company agreed to file an amendment to its Certificate of Designation for its Preferred Stock, in order to reduce the applicable conversion price of all outstanding shares of its Preferred Stock to a conversion price of $0.20 per share. The amendment also eliminated conversion price adjustment provisions that related to the guaranty, which was released at the closing. SRC owns 500,000 shares of the Preferred Stock, which are now convertible into an aggregate 2,500,000 shares of common stock.

On May 5, 2006, the Company entered into agreements to convert an aggregate $900,000 that was owed to Quest and one of the Company’s executive officers, James K. Parsons, into 3,333,000 shares of common stock. The Company issued 2,500,000 shares of common stock to Quest as payment in full of an existing convertible term note, in the original principal amount of $500,000, which was issued by the Company on December 13, 2005. The shares were issued at a price of $0.20 per share, which was the conversion price under the December 2005 promissory note. Mr. Parsons exchanged $400,000 in principal owed to him under an existing promissory note, which was last amended in August 2004, for 833,333 shares of common stock issued to him on May 5, 2006. The exchange was made in accordance with a stock exchange agreement entered into on May 5, 2006. As a result of the exchange, the outstanding principal amount of Mr. Parson's note was reduced to $609,467.69, which is reflected in an amended note issued to him at the closing.

On March 20, 2006, NEST delivered notice of its exercise of common stock purchase warrants for 371,000 shares of the common stock at a price of $0.20 per share, for a total purchase price of $74,200. NEST had received the warrants upon the closing of a private placement of common stock on May 31, 2005, pursuant to the terms of a Securities Purchase Agreement entered into between the Company and NEST. The warrants exercised by NEST would have expired on May 31, 2007.

On March 14, 2006, SRC delivered notice of its exercise of common stock purchase warrants for an aggregate 1,500,000 shares of the common stock at a price of $0.20 per share, for a total purchase price of $300,000. SRC had received the warrants upon the closing of a private placement of common stock on June 15, 2005, pursuant to the terms of a Securities Purchase Agreement entered into among the Company, SRC and Quest. The warrants exercised by SRC would have expired on April 11, 2010.

On March 7, 2006, Quest exercised common stock purchase warrants for an aggregate 1,807,143 shares of the common stock at a price of $0.20 per share, for a total purchase price of $361,429. Quest originally received the warrants in a private placement of common stock. The terms of the warrants were subsequently amended, and the warrants were replaced with new warrants reflecting the amended terms of such warrants, in connection with the closing of a subsequent private placement of common stock on June 15, 2005, pursuant to the terms of a Securities Purchase Agreement entered into among the Company, SRC and Quest. Upon such closing, Quest received a Warrant Certificate exercisable for 1,057,143 shares of common stock issued in the name of Quest, and a Warrant Certificate exercisable for 750,000 shares of common stock issued in the name of Quest, each dated as of June 15, 2005. With respect to the 1,807,143 warrants exercised by Quest, 1,057,134 of such warrants would have expired on June 15, 2007 and the remaining 750,000 of such warrants would have expired on June 15, 2010.

On January 9, 2006, NEST exercised common stock purchase warrants for 625,000 shares of common stock at a price of $0.20 per share, for a total purchase price of $125,000. NEST had received the warrants upon the closing of a private placement of common stock on May 31, 2005, pursuant to the terms of a Securities Purchase Agreement entered into between the Company and NEST. The warrants exercised by NEST would have expired on May 31, 2007, and it still holds warrants issued in the May 2005 closing that are exercisable for 371,000 shares of common stock at a price of $0.20 per share, which also expire on May 31, 2007.

On December 13, 2005, the Company obtained a four month revolving line of credit from Quest in the amount up to $500,000. The maturity date for the line of credit is April 13, 2006. The line of credit is evidenced by a promissory note dated December 13, 2005, issued to Quest in the principal amount of $500,000. In consideration of providing the line of credit, the Company paid Quest a commitment fee of $33,333.33. After April 13, 2006 any outstanding principal and interest become convertible into the Company’s common stock at a rate of $0.20 per share at the sole option of Quest. The note was converted into 2,500,000 shares of common stock on May 5, 2006.

On November 16, 2005, SRC exercised common stock purchase warrants for 1,500,000 shares of the common stock of the Company at a price of $0.20 per share, for a total purchase price of $300,000. SRC had received the warrants upon the closing of a private placement of common stock on June 15, 2005, pursuant to the terms of a Securities Purchase Agreement entered into between the Company, SRC and Quest. The warrants exercised by SRC would have expired on June 15, 2007, and it still holds warrants issued in the June 2005 closing that are exercisable for 1,500,000 shares of common stock at a price of $0.20 per share, which expire on April 11, 2010.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the common stock and Preferred Stock as of November 20, 2006, by (i) all persons known by the Company to be the owner of record or beneficially of more than five percent of the outstanding common stock and/or the outstanding Preferred Stock, (ii) each director of the Company, (iii) each person listed in the Summary Compensation Table set forth under the caption “Executive Compensation” and (iv) all directors and executive officers as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified in the table possesses sole voting and investment power with respect to his shares.

	Common Stock			Preferred Stock
Name	Shares Beneficially Owned (1)		Percent of Class (2)	Shares Beneficially Owned (1)	Percent of Class (2)
Nest USA, Inc. 1800 Bering Drive, Suite 755 Houston, TX 77057	2,439,275	(3)	9.7%	-0-	0.0%
Quest Capital Alliance, L.L.C. 3140 East Division Springfield, MO 65802	5,459,286	(4)	21.6%	-0-	0.0%
SRC Holdings Corporation 3140 East Division Springfield, MO 65802	10,536,197	(5)	33.5%	500,000	100.0%
Stephen R. Crowder 1938 E. Phelps Springfield, MO 65802	325,000	(6)	1.3%	-0-	0.0%
James K. Parsons 3655 E. Phelps Springfield, MO 65802	2,792,303	(7)	11.1%	-0-	0.0%
Richard Chalker 8830 Catalina St. Prairie Village, KS 66207	30,000	(8)	*	-0-	0.0%
Steven W. Fox 3140 East Division Springfield, MO 65802	5,504,536	(9)	21.7%	-0-	0.0%
J. Michael Sandel 10823 Dunbrook Houston, TX 77070	741,943	(10)	2.9%	-0-	0.0%
Jon T. Baker 6570 E. Farm Rd. 134 Springfield, MO 65802	2,513,141		9.9%	-0-	0.0%
Marwan M. Atalla 1800 Bering Drive, Suite 755 Houston, TX 77057	2,449,275	(11)	9.7%	-0-	0.0%
All Executive Officers and Directors as a Group (9 persons) (12)	11,243,236		43.6%	-0-	0.0%

* Less than 1%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power. Any securities held in the name of, and under, the voting and investment authority of a spouse of an executive officer or director have been excluded.

(2)
Reflects the number of shares outstanding on June 30, 2005, and with respect to the percentage calculated for each individual stockholder or group of stockholders, it is assumed that such stockholder or group exercises all of the stock options owned by such individual or group that are exercisable currently or within 60 days of such date.

(3)
Marwan M. Atalla is the President of this stockholder and has the right to exercise control over the voting and disposition of the shares of common stock owned by it. Accordingly, these shares are also included in Mr. Atalla’s beneficial ownership.

(4)
Steven W. Fox, a director of the Company, is the general manager of Quest and controls the right to vote and dispose of the shares of common stock owned by Quest. Accordingly, these shares are also included in Mr. Fox’s beneficial ownership.

(5)
Includes 2,500,000 shares issuable upon conversion of Series A Preferred Stock at an exercise price of $0.20 per share and 3,750,000 shares issuable upon conversion of a convertible term note at a conversion price of $0.20 per share. John P. Stack is the President of SRC and has the right to exercise control over the voting and disposition of the shares of common stock owned by it.

(6)	Includes 300,000 shares issuable upon the exercise of stock options granted under the Company's stock option plan, at an exercise price equal to $0.17 per share, granted August 25, 2006.

(7)	Includes 30,000 shares issuable upon the exercise of stock options granted under the Company’s stock option plan, at an exercise price equal to $0.17 per share, granted August 25, 2006.

(8)	Includes 30,000 shares issuable upon the exercise of stock options granted under the Company's stock option plan, at an exercise price equal to $0.17 per share, granted August 25, 2006.

(9)
Includes 45,000 shares issuable upon the exercise of stock options granted under the Company’s stock option plan, at an exercise price of $0.17 per share, granted August 25, 2006. Steven W. Fox, a director of the Company, is the general manager of Quest and controls the right to vote and dispose of the shares of common stock owned by Quest. Accordingly, these shares are also included in Mr. Fox’s beneficial ownership.

(10)	Includes 30,000 shares issuable upon the exercise of stock options granted under the Company’s stock option plan, at an exercise price of $0.17 per share, granted August 25, 2006.

(11)
Includes 10,000 shares issuable upon the exercise of stock options granted under the Company’s stock option plan, at an exercise price of $0.17 per share, granted August 25, 2006. Marwan Atalla, a director of Decorize, is the President of Nest USA, Inc. and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by Nest USA, Inc.

(12)	Includes all executive officers and directors of the Company, as a group, as of November 20, 2006.

DESCRIPTION OF SECURITIES

Our authorized stock consists of 50 million shares of common stock, par value $.001 per share, and 10 million shares of preferred stock, $.001 stated value per share. The following is a summary of the terms and provisions of our capital stock and the material applicable terms of our certificate of incorporation and bylaws. You should also review our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to 50 million shares of common stock, each of which is entitled to one vote per share. The holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors;

•	are entitled to share ratably in all of our company's assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of Decorize's affairs; and

•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

Holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

Our Board of Directors is authorized, without further action by the stockholders, to issue up to 10 million shares of preferred stock and to establish, without stockholder approval, one or more classes or series of Decorize preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that our Board of Directors may designate.

The Board of Directors has designated one class of preferred stock, which is the Series A Preferred Stock. The Series A Preferred Stock ranks senior to the common stock, both as to payment of dividends and priority upon a liquidation of Decorize. The liquidation preference of the Series A Preferred Stock is equal to $1.00 per share, plus all accrued but unpaid dividends. Holders of the Series A Preferred Stock are entitled to receive cumulative quarterly dividends that accrue at a rate equal to 8% per annum, compounded annually. Each share of Series A Preferred Stock is initially convertible into one share of common stock. The Series A Preferred Stock will be automatically converted into common stock at the current conversion price on the close of trading on any date on which (i) the closing price of the common stock has been at or above $2.50 per share for at least ten consecutive trading days and (ii) the average trading volume of the common stock has been at least 40,000 shares per day for no less than twenty trading days. Upon the affirmative vote of the holders of the Series A Preferred Stock, the Series A Preferred Stock is redeemable in three installments on February 13, 2007, 2008 and 2009. The Series A Preferred Stock is redeemable at Decorize's option at any time upon thirty days notice to the holders of the Series A Preferred Stock for a price equal to $1.00 per share, plus the sum of any accrued but unpaid dividends, and an optional redemption premium equal to (i) 10% until February 13, 2006, and (ii) 5% during the period from February 14, 2006 to February 13, 2007.

The holders of Series A Preferred Stock have the right to appoint two directors of Decorize, voting separately as a class, and those directors may only be removed and replaced by the affirmative vote of a majority in interest of the Series A Preferred Stock. Mr. Crowder and Mr. Fox currently serve as these directors. In addition, Decorize may not take any of the following actions without the approval of the holders of Series A Preferred Stock:

•
consummate any merger, sell substantially all of its assets, enter into a liquidation proceeding, amend its certificate of incorporation or effect any other transaction for which stockholder approval is required by Delaware law, or any federal securities or securities exchange regulations, unless it redeems all outstanding shares of Series A Preferred Stock;

•	subject to certain exceptions, issue any new shares of preferred stock, common stock or convertible securities; or

•
issue stock options for more than 250,000 shares of common stock until February 13, 2007, unless such options have an exercise price in excess of $1.40 (as adjusted for any capital transactions), or the outstanding Series A Preferred Stock is redeemed.

500,000 shares of Series A Preferred Stock are currently issued and outstanding. No other shares of our preferred stock are issued or outstanding. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of Decorize. We have no present plan to issue any additional shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Board of Directors. Our certificate of incorporation provides that the number of members of our Board of Directors will be fixed from time to time in the manner established in our bylaws, which provide that our Board of Directors will set the number of members of our Board or Directors by a duly adopted resolution. In addition, under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of a majority of the then-outstanding shares of our capital stock entitled to vote. Cause for removal is defined by the certificate of incorporation as (i) conviction of a felony that is no longer subject to appeal, (ii) adjudication by a court of competent jurisdiction that the director is liable for gross negligence, recklessness or misconduct in the performance of his duty to the corporation in a matter of substantial importance to the corporation, which is no longer subject to appeal, or (iii) the director is adjudicated to be mentally incompetent by a court of competent jurisdiction, in a manner that directly affects his ability as a director, which adjudication is no longer subject to appeal. Our bylaws provide that vacancies on our Board of Directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, and that the newly elected director shall serve for the unexpired term of his or her predecessor. The likely effect of the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of our Board of Directors. The provisions in our certificate of incorporation relative to fixing the numbers of directors, the election and the removal of directors are subject to the rights of holders of preferred stock that may be established by our Board of Directors pursuant to our certificate of incorporation in order to permit the holders of preferred stock to elect directors under specified circumstances.

Our bylaws provide that nominations for the election of directors may be made by the Board of Directors, by a proxy committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors. Under our bylaws, stockholders intending to nominate director candidates for election must give proper advance notice to the secretary of Decorize at least 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the case of a director that is not standing for reelection, a stockholder may give notice of a nominee for the vacated directorship any time before the close of business on the 10th day following written notice from the Board of Directors stating that such directorship is to be elected and the name of the Board of Directors' nominee. The chairman of any stockholder meeting may refuse to acknowledge the nomination of any person who is not nominated in compliance with the procedure established in the bylaws. Although this does not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors, it may have the effect of precluding a contest for the election of directors if these procedures are not followed precisely.

Stockholder Meetings. Our certificate of incorporation provides that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or by a majority of the members of our Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Decorize.

Special Vote Required for Business Combinations. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, and provisions in our certificate of incorporation that relate to transactions with interested stockholders. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes mergers, asset sales having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates, owns (or within three years prior to the date of determination of whether the person is an “interested stockholder” did own) 15% or more of the corporation's outstanding voting stock.

DESCRIPTION OF BUSINESS

Decorize is a manufacturer and wholesaler of imported home furnishings and accessories headquartered in Springfield, Missouri. We founded decorize.com, LLC, the company that became Decorize, Inc., in March 2000 to create a direct “source to business” home furnishings company to serve both large and small retailers in the United States, with products delivered from Asia. The Decorize business model relies on manufacturing and importing our home furnishings products direct from Asia to our retailers' sites in the United States. All of the products we sold during our most recent fiscal year were manufactured by suppliers located in Asia. Products primarily designed and marketed to the independent retailer segment are marketed under the GuildMaster brand so that we may continue to build on customer awareness of that brand. Products we design and source for the large retailer segment are exclusively marketed under the Decorize brand name.

We use our “source to business” model to serve two distinct market segments, the source to large retailer segment and the source to independent retailer segment. The source to large retailer segment is comprised of customers that we believe can benefit from our pricing, delivery times and custom design capability. The independent retailer segment includes small retailers, high-end department stores, and designers or decorators, that in our experience, have paid premium prices and have been unable to directly source home furnishings and accents from overseas. The price of our products includes the cost of freight to the United States port of entry, which reduces the uncertainty about ocean freight costs that would otherwise be borne directly by the independent retailer. Also, because we have a significantly higher volume of shipments than our individual customers would have, we are able to negotiate lower per item shipping rates on the ocean freight, allowing us to pass through a lower cost than a small retailer would obtain on its own account.

During fiscal 2006, the revenue mix of the two business segments was approximately 61% from independent retailers and 39% from large retailers, which represents a change in the revenue mix over prior years. Historically, large retailers accounted for approximately 60% to 70% of the annual revenues, and independent retail revenues accounted for the remaining 30% to 40%. However, during fiscal 2006, we experienced a significant shift toward the independent retail segment as a result of our focus of additional resources on the independent retailer segment as well as a soft sales year for large retailer accounts. Management currently expects the revenue mix between the business segments to become more balanced over the next fiscal year. Nevertheless, we cannot predict with certainty whether or how our business mix will change in the future.

Decorize

We source our products from a network of manufacturing partners in Asia, principally China, Indonesia, India and the Philippines. Working in concert with our third-party logistics providers, we stage products in facilities located in those countries for shipment directly to our large retailer customers in the United States. We are able to pass on lower prices to large retailers because we eliminate or reduce the additional costs that are required in the traditional model for building substantial product inventories, multiple stage warehousing and multiple handling levels by a third-party. The products sourced to be moved through our specialty retailers channel are shipped from Asia directly to our fulfillment center in Springfield, Missouri. Decorize has two wholly-owned domestic subsidiaries, GuildMaster and Faith Walk, and two wholly-owned foreign subsidiaries, WestWay Enterprises and P.T. Niaga Merapi.

GuildMaster

GuildMaster is our wholly-owned domestic subsidiary, which we acquired in June of 2001. GuildMaster was founded in 1981 and is well recognized in the industry for its design uniqueness. From its beginning, the GuildMaster brand has predominantly focused on custom, high-end, home accent products. We have leveraged the GuildMaster name to market and brand the products we sell through our specialty retailer channel.

Faith Walk

Faith Walk Designs is our wholly-owned domestic subsidiary, founded by J. Michael Sandel and his spouse, that we acquired in July 2001. Prior to this acquisition, Faith Walk sourced its products in unpainted form from domestic suppliers and added design finishing in its Houston, Texas manufacturing facility. Under our business model, all former Faith Walk branded designs are manufactured entirely by our suppliers in Asia and are marketed under the GuildMaster brand name.

WestWay Enterprises, Ltd.

WestWay Enterprises, Ltd., our wholly-owned foreign subsidiary located in Shenzhen, China, was created in July 2003. The formation of this subsidiary was required because of local regulations affecting our ability to employ personnel locally. WestWay employs approximately twelve personnel, who primarily manage quality control and quality assurance for product manufactured by suppliers within the country of China.

P.T. Niaga Merapi

In October 2003, we created P.T. Niaga Merapi, a wholly-owned foreign subsidiary with offices located near Yogyakarta, Indonesia. We initially created this foreign subsidiary to comply with local regulations and requirements for Decorize to employ local residents whose primary purpose was to be responsible for quality control and assurance within the country of Indonesia, where a substantial amount of our GuildMaster products are manufactured. In April 2004, to further improve our product quality, we acquired a facility to conduct light manufacturing, final assembly, and finishing operations. This operation allows us to consistently provide a more unique and higher quality product than previously available from third party manufacturers within the country. In addition, through this new finishing facility, we are able to better package our finished products for shipping, thus reducing the amount of losses incurred during the transportation process, due to faulty or inadequate packaging.

Business Strategy

Our objective in evaluating and designing our business model is to enable our company to surpass competitors in our industry on product value, item uniqueness, selection and delivery options of imported home furnishings products by improving our use of information technology, logistics processes and our direct sourcing business model. We believe our customers focus on these factors when choosing a home furnishings supplier, and if we can exceed the offerings of our competitors, we will increase our market share at the cost of our competitors.

Our "source to business" model for the large retailers eliminates several layers of handling and warehousing by importers and distribution centers. Products are sourced in Asia and shipped directly to retailers in the United States. We believe that a majority of our industry competitors ship product through several levels of warehouse facilities, which we estimate would increase the cost of our products by up to 15%.

The business model for our independent retailer customers leverages our unique design and foreign production capabilities. Our manufacturing facility in Indonesia allows us to maintain a higher level of product quality than previously found from manufacturers within that country. In addition to product quality, our facility also allows us to insure the quality and adequacy of the product packaging, thus reducing returns due to freight damage and increasing customer satisfaction.

We have developed support systems for manufacturing of our products in Asia, which provide product development support and quality assurance supervision in the production, packaging and shipping of our private label products. A very important element of our business model is a concentration on designing and customizing proprietary product lines to meet specific customer needs. This model enables us to provide high-volume, high quality proprietary products to large retailers at attractive prices and offers independent retailers access to a broad range of accessories and accent furniture that was previously not available to them.

Our support systems consist primarily of quality control personnel who oversee the manufacturing done by our suppliers throughout Asia. Our overseas employees are an integral part of the direct shipping method that we prefer. The oversight, management and first-hand knowledge of our foreign regional suppliers provided by our overseas manufacturing support team is integral to our business model’s success. Recently, Decorize has begun to expand the roles of our overseas support team beyond mere quality control into areas of product development and product procurement of items that are available in Asia that would not likely have become part of our product offerings without our overseas staff. Currently, our company employs approximately 297 persons overseas, and we may increase that number to suit our level of production and design. The focus will continue to be on quality control, regarding items such as consistency to design requests, manufacturing quality and packaging and delivery issues, but we will continue to seek opportunities for them to provide assistance on procurement and development of possible product offerings.

We are expanding our product sourcing, development and warehousing operations in Asia to support the increasing volumes of product sourced there under our business model. At the same time, we are continuing to build our sales and distribution channels in the United States in order to improve our ability to present our products and services to a growing customer base.

To improve our operational effectiveness, we continue to develop new and existing technological solutions. These solutions provide us the information we need to closely work with suppliers to improve our supply chain. In addition, we utilize technology to track customer orders, production status and deliveries so we may meet demanding customer expectations. We will continue to seek upgrades in our technological infrastructure that improve operating efficiencies, improve customer service capabilities and improve quality and cost control in our operations.

Although we are currently focusing our efforts on limited categories and products that are most productive for us, our long-term strategy includes the acquisition or in-house development of additional product categories that will enable us to offer a broad line of accessories, accent furniture, and related categories. Potential product categories into which we may expand our product offerings include specialty lighting, gifts, institutional furnishings, ironwork and florals, which are product areas in which we are not currently well-represented. We also intend to develop our current staff and management and operational infrastructure in order to pursue marketing opportunities that we have identified in new product areas in customer markets that we are not currently pursuing. In that regard, we intend for our overseas support systems to increasingly be responsible for developing new product offerings by researching items that may be available in the overseas market for which they are responsible. We expect that we will need to raise additional external funds to implement our growth strategy in a timely fashion. To that end, we expect to evaluate various financing opportunities in private or public markets and will arrange financing when appropriate terms are available.

Merchandise; Research and Development

We design, market and sell through our distribution chain a variety of imported home furnishings and home accent items such as hand-painted or traditionally finished armoires, chests, tables, chairs, painted furniture, paintings, sculpture, tapestries, other fine art pieces, various hand-made ceramics, candles, lamps and similar accessory items. Accent furniture includes items such as occasional tables, end tables, mirrors, wicker chairs, tables, and ottomans. Accessories include items such as wood, rattan, glass or ceramic bowls, statuettes, vases, candles and candleholders, baskets, boxes, lamps and bath items. Wall art includes a variety of traditional art such as framed oil paintings or prints, but also includes many other types of materials and designs including fabrics, woven materials and collages.

Our product offerings are now marketed and sold through two distinct brands, Decorize and GuildMaster, each of which has a slightly different product mix that is driven by the particular brand’s customer focus. Decorize branded products are typically more proprietary in nature and often developed to meet the specific requirements of our large retailer customers. Our large retailer customers market our products to their retail consumers through their brick and mortar store locations. The product mix we supply to those retailers depends upon their perception of their customers’ tastes and demands. Our GuildMaster branded products are typically marketed toward specialty retailers, high-end department stores, designers and decorators who market our products to consumers that shop at their brick and mortar store locations. The product mix is determined by analyzing current and future trends and tastes in the marketplace. We maintain approximately 1,000 unique items in our supply chain and periodically review, add, and drop products based upon the demand in the marketplace.

Utilizing technology, we have assembled a world wide focus group of over 100 designers, sales professionals, and retailers to participate in the semi-annual selection process of new products. We plan to increase the size of the focus group to over 1000 in the near future which we believe will give us a competitive advantage as we select new product designs for introduction to the marketplace. Furthermore, as we introduce leading edge design to the early adopters in the independent retail channel and collect market data we are able to take the ‘best’ sellers or variants thereof to the large retail segment.

Since our inception, we have not experienced any significant difficulty in manufacturing or otherwise obtaining quality merchandise in adequate volumes and at suitable prices.

Suppliers

We have developed a network of more than 100 supply partners in China, the Philippines, Indonesia and India that manufacture most of the products we sell to our customers. For the year ended June 30, 2006, Decorize's top ten vendors accounted for approximately 74% of our total purchases. The largest supplier accounted for approximately 28% of those purchases. During the time spent arranging the production of our goods with overseas manufacturers, Decorize and its supply partners are developing a better understanding of each other’s needs and requirements. We work closely with our overseas suppliers to ensure that they manufacture and ship products that meet our requirements. As our supply partners become more familiar with Decorize’s business model and products, they become more adept at meeting our design and manufacturing needs, which gives us greater confidence in continuing to direct orders to those overseas vendors who have demonstrated success in working with us and increasing our reliance on particular supply partners for meeting our overseas manufacturing needs. However, we believe that none of our suppliers are material to our business individually, since there are a number of alternative suppliers available to manufacture our products in both Asia and other parts of the world. We currently estimate that the largest of those suppliers will represent less than 30% of our product purchases during any fiscal year.

The raw materials used by our suppliers, such as wood products, metal, glass and ceramics are readily available in many places throughout the world. Because of the availability of replacement raw materials, we do not anticipate any significant difficulties in obtaining suitable raw materials for the manufacture of our products, even if there is a shortage of those materials in any particular country or region in which our suppliers are located.

The relationship with our logistics companies provides us with state-of-the-art staging and warehousing facilities in the countries from which we source products. However, if necessary, we have alternative sources for those staging and warehousing services.

Customers

The current customer base for our brands includes approximately twelve large retailers and more than a thousand small retailers, designers and decorators. During the year ended June 30, 2006, our customer revenues were approximately $9.2 million. Although our top five customers in the past year accounted for approximately 41% of our revenues, our business plan for growing our business is expected to result in greater revenue diversification. During fiscal 2006, our top five customers from the standpoint of revenues were, La-Z-Boy, Broyhill, Stein Mart, Bombay, and Neiman Marcus. Our purchase orders with our customers are completed on a purchase-by-purchase basis. As such, we have not entered into any long-term purchase agreements with any customers, nor do we have any formal volume commitments with any of them.

Industry and Competition

We estimate that the premium home accents and accessories market segment of the home furnishings industry in which we compete includes approximately 26,000 companies that account for approximately $40 billion of sales at the wholesale level. We believe that there are no dominant competitors within the premium home accents and accessories market segment of the home furnishings industry.

There is intense competition in our industry. However, we believe that our low-cost business model, the ability to provide highly customized products, our successful selection/design of fashion trends, our large number of products, our low inventory requirements and our intensive customer service practices, will attract a growing number of customers and will allow us to increase revenues rapidly. Our model is not protected from duplication and it is possible that other companies will compete with us by using a similar approach in conducting their business.

Foreign Market Risks

As an importer of manufactured products from several countries in the Pacific Rim, our business is subject to political risks that are beyond our control. Since our inception, we have perceived the greatest risk relative to our supply chain to come from our suppliers located in China. This perception arises because most of our products are manufactured in China, as evidenced by the fact that during fiscal 2006, approximately 48% of the products manufactured by our third party suppliers were manufactured in China. However, we believe that the globalization movement and the recent focus on reduction of tariffs and the planned ongoing reductions should provide a beneficial tariff environment for importers. We believe that the recent entry of China into the World Trade Organization should substantially reduce the risk that China might take political actions that would restrict its trade with the United States or the rest of the world. Our strategy to minimize our exposure to the political risks of any one country has been to develop manufacturing partners in multiple countries. All of the products offered by Decorize are available from multiple supply sources in several different countries, which we believe protects us from the political risks of any one country or region.

We are also subject to governmental regulations and tariff policies, which may change from time to time. We believe that the increased globalization of the United States retail economy, which has been spurred in part by the WTO and also the broadened reach of consumers because of the expansion of retail capabilities of the internet, are causing a global shift in attitudes toward the preference for a more open world-wide economy. These trends should favor the reduction of tariffs and expansion of international trade, which should benefit our business.

Warehousing and Distribution

Our ability to reduce or eliminate warehousing of our products and the related direct expenses and management costs that would be required is critical to our success. The greater part of the products we sell are to large retailers. Since the products for these customers are shipped directly from our manufacturers in Asia to our customers’ stores or distribution centers, we do not carry any inventory related costs. The products we sell to the independent retailer market are shipped from Asia direct and through the fulfillment center in Springfield, Missouri. From our fulfillment center, goods are then shipped to our customers via common and contract carriers throughout the United States and Canada. Quick and efficient distribution is required to meet customer needs, and we are continually pursuing improvements in our delivery process.

Our ability to track orders and merchandise delivery in a detailed and timely manner is an essential requirement for us to eliminate excess warehouse and retail capacity under our direct ship model. In response to this need for detailed order information, Decorize developed a tracking system with our logistics provider which utilizes computer and internet technology to track the transport and storage of our goods down to the SKU level. The logistics technology we use lets us know in real time where our merchandise is at all times and when those products will be delivered to our customers. We can also track costs in the same detailed and timely fashion using this technology. Since we first began developing our direct ship model, we have consistently sought the services of those logistics providers which have the capabilities to make the technology available to us, since the ability to track our orders, merchandise and costs is such a significant benefit to that shipping model. Decorize has no intellectual property rights in the tracking process or the technology used in the tracking process; however, we believe that there are a significant number of other logistics suppliers that would be able to provide the same technology and, with our assistance, duplicate the tracking process that we currently use.

Management Information Systems

We maintain a corporate local area network computer system, which integrates purchase orders, imports, transportation, distribution, and financial systems. Expenditures for continuing upgrades of management information systems are anticipated in the foreseeable future to refine and update these systems.

Trademarks and Tradenames

We completed the registration for the service mark "The World's Décor...Right to your Door," on September 2, 2002, with the United States Patent and Trademark office. The registration for “The World’s Décor … Right to your Door” will terminate in 10 years from the date of grant, or may be cancelled after 6 years if we do not file the appropriate documents evidencing our continued use of that mark. Our application for the service mark “Decorize” was filed in April 2002 and registration was granted in August 2003.

In addition, we have common law rights to the use of “decorize.com” and “The World’s Décor….Right to your Store”; however, we have not chosen to complete an application for registration of those marks at this time.

Employees

As of June 30, 2006, our company and its subsidiaries employed 324 persons on a full time basis, including 297 in Asia. Our employees are not represented by any union. We have not experienced any work stoppage due to labor disagreements and we believe that our employee relations are good.

DESCRIPTION OF PROPERTY

Our corporate headquarters are based in a single leased building of approximately 9,600 square feet located in Springfield, Missouri. The rent for this space is $3,766 per month~~,~~ and the facilities are in good condition. The current term of the lease for our corporate headquarters ends in April 2007, and we have options to annually renew the lease until April 2008. We anticipate that if additional space is required within the next 12 months for our headquarters, then such space will be available in the Springfield area on a reasonable commercial basis.

We lease and operate a 41,250 square foot fulfillment center located in Springfield, Missouri. The lease agreement currently provides for a monthly rent payment of $9,860. The lease on the building terminates on November 30, 2006, and the lease provides for options to renew the lease for two additional five-year periods. The Springfield facility is in good condition, and we believe the space is adequate for our operations in the foreseeable future. We are looking at alternatives to this facility in the Springfield area. If we don’t find a suitable alternative, we believe we can lease the current facility at rates comparable to the previous lease.

We also lease additional design studio and office space of approximately 1,950 square feet located in Houston, Texas. We continue to lease this facility on a month to month basis.

We lease and operate our own showroom of approximately 8,951 square feet located in High Point, North Carolina. The High Point showroom lease terminates on October 31, 2009. The rent for the period ending October 31, 2008 is $9,866.30 per month, and from November 1, 2008 to October 31, 2009 is $10,162.00 per month. We have an option to renew the lease for one five-year period.

Pursuant to agreements with independent sales representative groups, we lease varying amounts of floor space at eight regional showrooms throughout the United States. The monthly rental payments vary between $500 and $2,440.

We maintain insurance for physical loss on all properties described above, and we believe that the amount of this insurance coverage provides adequate protection.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related footnotes. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors. Actual results could differ from these estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially different results under differing assumptions and conditions. Decorize believes the following critical accounting policies require management's most difficult, subjective and complex judgments.

Goodwill - Effective July 2001, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), which was issued by the Financial Accounting Standards Board (FASB) in July 2001. SFAS No. 142 required that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. SFAS No. 142 also provided that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. As of June 30, 2006, Decorize did not identify or record any impairment.

Revenue Recognition - We recognize revenue when the earnings process is complete and the risks and rewards of ownership of the goods have transferred to the customer, which is generally considered to have occurred upon receipt of the products by the customer.

Allowances for Doubtful Accounts - We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We perform ongoing credit evaluation of our customers’ financial condition. If the financial condition of our customers were to deteriorate, which resulted in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could differ materially from our estimates.

Stock Options - Prior to July 1, 2005, we accounted for our stock option plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. We used the intrinsic value-based method for measuring stock-based compensation cost with required pro forma disclosures of compensation expense determined under the fair value method of SFAS No. 123, Accounting for Stock-based Compensation.

Effective July 1, 2005, Decorize adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment. We applied the modified prospective method of application. Accordingly, after July 1, 2005, we began expensing the fair value of stock options granted, modified, repurchased or cancelled.

Results of Operations

The Three Months Ended September 30, 2006 Compared with the Three Months Ended September 30, 2005

The following table presents certain items included in the Company’s consolidated statements of operations, a copy of which is included in this report beginning on page 6, and the percentage of total revenues for the periods indicated. All such data should be read only in conjunction with, and is qualified in their entirety by reference to, our financial statements and accompanying notes:

	For the three months ended September 30,
	2006		2005		Change
	$	%	$	%	$	%
Sales, net	3,181,331		2,148,975		1,032,356
Cost of sales	2,234,807	70.3	1,542,505	71.8	692,302	(1.5)
Gross profit	946,524	29.7	606,470	28.2	340,054	1.5
Selling, general and
operating expenses	1,132,669	35.6	1,052,636	49.0	80,033	(13.4)
Operating loss	(186,145)	(5.9)	(446,166)	(20.8)	260,021	14.9
Total other expense	(126,325)	(4.0)	(130,793)	(6.1)	(4,468)	2.1
Net loss	(312,470)	(9.9)	(576,959)	(26.9)	264,489	17.0

Our revenues are derived primarily from the sale of home furnishing and home décor products through three customer segments, manufacturers, large retailers and specialty retailers. Sales for the three month period ended September 30, 2006 increased $1.1 million to $3.2 million, compared to $2.1 million for the three month period ended September 30, 2005. Revenues from the specialty retailer segment were up $1.4 million while revenues from manufacturers and large retailers decreased $0.3 million compared to the same period last year. We strongly believe the increase in revenues for the independent retailer segment is due to our focus group driven product selection and a broad network of proven sales representatives across the United States. The decline in revenues from manufacturers and large retailers was due to one existing customer’s order volume not being at the same level as the prior year period The sales cycle for the large retail sector is significantly longer than for the independent retail customer. We believe that we have presented our product and services to only a small portion of a vast number of large and medium sized retailers who would find our offerings attractive and would order product from us. We intend to continue marketing our goods aggressively to current retail customers, and we expect that as a result, we will increase our sales to them substantially on a dollar-to-dollar comparative basis. In addition, we are implementing our plan to market our products to new customers, with the intent to develop a broader customer base and diminish the effect of one or more large retail customers on our results of operations.

Cost of Sales

For the three months ended September 30, 2006, cost of sales decreased as a percentage of sales to 70.3% compared to 71.8% for the same period last year. The percentage decrease for the current three-month period is primarily due to an increase in sales to the independent retail segment which provided better margins. In addition, the prior year period included additional warehousing costs associated with a large customer. The warehousing agreement was terminated at the end of October 2005, and those costs were no longer carried by our Company.

Operating Expenses

Operating expenses for the three months ended September 30, 2006 increased $0.1 million to $1.1 million, compared to $1.0 million for the same period last year. The increase for the current three-month period is solely due to the increase in selling costs associated with our increase in revenues for the independent retailers. However, due to the growth in sales, the operating expenses as a percentage of sales decreased 13.4 % from the prior quarter to 35.6% for the current quarter.

Other Expense

Other expense for the three-months ended September 30, 2006, was $126,000, a slight decrease compared to $130,000 for the same period last year. The prior year period included $23,000 of debt discount and financing costs associated with the issuance of various debt and equity instruments. Expense associated with interest for the current period was approximately $119,000, up from $116,000 in the prior year period. The increase is due to the greater borrowing costs caused by the steadily climbing prime rate since the prior year period.

Net Loss

Our net loss decreased to ($0.3) million, or (9.9%) of sales, for the three-months ended September 30, 2006, compared to a net loss of ($0.6) million, or (26.7%) of sales, for the same period last year.

Inflation

We do not believe our business is materially affected by inflation. We anticipate that any increase in materials on wholesale costs caused by inflation will be passed on to retail customers through higher retail price levels.

The Fiscal Year Ended June 30, 2006 Compared with the Fiscal Year Ended June 30, 2005

The following table presents certain items included in Decorize’s consolidated statements of operations, a copy of which is included elsewhere in this prospectus, and the percentage of total revenues for the periods indicated. All such data should be read in conjunction with, and is qualified in their entirety by reference to, our financial statements and accompanying notes.

	For the fiscal years ended June 30,
	2006		2005		Change
Sales (net)	$9,242,278	100.0%	$10,800,288	100.0%	$(1,558,010)
Cost of sales	6,744,131	73.0%	7,890,280	73.1%	(2,480,844)	(0.1)%
Gross profit	2,498,147	27.0%	2,910,008	26.9%	(1,224,276)	0.1%
Operating expenses	4,110,090	44.5%	4,422,774	41.0%	(312,684)	3.5%
Operating loss	(1,611,943)	(17.4)%	(1,512,766)	(14.0)%	(99,177)	(3.4)%
Total other expense	629,795	6.8%	1,106,102	10.2%	476,307	3.4%
Net loss	$(2,241,738)	(24.3)%	$(2,618,868)	(24.2)%	$375,130	(0.1)%

Sales

Our sales are derived primarily from the sale of home furnishing and home décor products to large and specialty retailers. Sales for fiscal 2006 decreased $1.6 million or 14.4% to $9.2 million compared to $10.8 million for fiscal 2005. Although total revenues were down for fiscal 2006, reflecting a decrease in revenues derived from large retail customers, revenues from our independent retail customers increased over the previous year by $1.2 million~~,~~ or 26.5%. We believe our revenue growth from the independent retailer group is the result of a continued focus on sales efforts and constant improvements to our product selection. Returns and allowances from both large and small retail customers increased to 6.8% of gross revenues for fiscal 2006 compared to returns and allowances of 5.5% on gross revenues for fiscal 2005. The increase can be directly attributed to quality issues on proprietary product for large retailers. Returns and allowances for independent retailers decreased to 6.0% as a percentage of revenues for fiscal 2006 compared to 7.4% for fiscal 2005. The decrease in revenues from fiscal 2005 to fiscal 2006 was wholly due to a reduced level of sales to our large retail customers. The sales cycle for the large retail sector is significantly longer than for the independent retail customer. We believe that we have presented our product and services to only a small portion of a vast number of large and medium sized retailers who would find our offerings attractive and would order product from us. We intend to continue marketing our goods aggressively to current retail customers, and we expect that as a result, we will increase our sales to them substantially on a dollar-to-dollar comparative basis. In addition, we are implementing our plan to market our products to new customers, with the intent to develop a broader customer base and diminish the effect of one or more large retail customers on our results of operations.

Our company has existed in its present form only since July 2001, and, accordingly, we do not have an extensive history of sales information as a combined entity. In the past, approximately 55% of our sales came during the first two quarters of our fiscal year and the remaining 45% shipped in the second half of the year. For fiscal 2006, only 40% of our sales shipped in the first two quarters, while nearly 60% was shipped during quarters three and four. The reason for this shift was due to the soft revenues from our large retailers during the first half of fiscal 2006. Furthermore, during the second half of our fiscal year shipments to independent retailers increased significantly and we began to experience an upswing in shipments to large retail customers as well. We do believe that generally, there is a slight increase in sales for the quarters ending September 30 and December 31, compared to the two following quarters, due to the buying patterns of large retailers in preparation for the holiday months. However, this slight seasonal pattern can easily be negated by revenue growth or retraction~~,~~ as was the case during fiscal 2006.

Cost of Sales

The cost of sales for fiscal 2006 decreased slightly as a percentage of sales to 73.0%~~,~~ compared to 73.1% for fiscal 2005. We believe that the percentage decrease in costs for fiscal 2006 compared to the prior year was the result of management’s concerted efforts to run efficient manufacturing facilities in Asia and successful vendor negotiations. In addition, we eliminated slow moving product offerings and improved our designs, providing faster inventory turnover and fewer markdowns on aging inventory.

Although we have improved and further strive to improve our operating margins, pricing in our industry is very competitive. We must focus on selling more goods to more customers at very competitive prices in order to increase our revenues. Greater sales volumes, especially from large retailers, may come at the expense of some gross margin.

Operating Expenses

During fiscal 2006, our operating expenses decreased by $0.3 million to $4.1 million, compared to $4.4 million for fiscal year 2005. The dollar decrease in operating expenses for fiscal 2006 was due to the net effect of decreases in certain expenses partially offset by increases in others. The increases were predominantly related to the $0.1 million of increased selling costs associated with the growth in sales to the independent retail sector. We reduced payroll, payroll taxes and benefits by approximately $0.3 million during fiscal 2006. Furthermore, reductions in professional fees, shipping and delivery expense and depreciation accounted for another $0.1 million. As a percentage of sales, our operating expenses increased to 44.5% of sales for fiscal 2006, up 3.5% from fiscal 2005, primarily as a result of the decrease in sales.

Other Expense

Other expense for fiscal 2006 decreased to $0.6 million~~,~~ compared to $1.1 million for fiscal 2005. The decrease during fiscal 2006 was primarily due to a $0.8 million non-cash charge related to the amortization of debt discount and financing costs for fiscal year 2005, as compared to less than $0.1 million for fiscal year 2006. However, due to the move from a more traditional bank line of credit to a factoring facility and the rise in interest rates throughout the year, actual interest expense increased $0.3 million compared to fiscal 2005.

Net Loss

Loss from operations was $1.6 million in fiscal year 2006, a $0.1 million increase over fiscal 2005. The slight increase in the loss from operations was a direct result of the decrease in sales.

We recorded a net loss of $2.2 million in fiscal 2006, as compared to a loss of $2.6 million in fiscal 2005. Non-cash charges accounted for a significant portion of our loss in fiscal year 2005. In fiscal years 2006 and 2005, expenses of $0.1 million and $0.8 million, respectively, were recorded for the amortization of debt discount and financing costs.

Basic and diluted loss per share decreased $0.08 per share to $0.12 per share for fiscal 2006, compared to $0.20 per share in fiscal 2005.

Inflation

We do not believe our business is materially affected by inflation. We anticipate that any increase in costs of goods sold and operating costs caused by inflation will be passed on to our customers through increases in price per unit. However, an increase in inflation could decrease customer demand for retail products resulting in lower sales volume as retailers adjust to decreased demand.

Liquidity and Capital Resources

Our working capital was ($0.9) million at September 30, 2006, compared with ($1.4) million at September 30, 2005. Cash and cash equivalents and short-term investments were $0.4 million at September 30, 2006, compared to $0 at September 30, 2005. Cash used in operating activities during the three-months ended September 30, 2006 amounted to $0.8 million compared to $0.7 million for the same period last year. The principal operating uses of cash during the current period were attributable to the net loss of ($0.3) million and a $0.4 million increase in receivables and a $0.1 million increase in prepaid expenses and inventory deposits.

Investing activities during the three-months ended September 30, 2006, consumed nearly $40,000 in cash. These funds were invested in the upgrade of our technological infrastructure.

During the three months ended September 30, 2006, financing activities provided $1.1 million in cash. $0.7 million came from the issuance of short-term debt, $0.2 million came from the issuance of long-term debt and an additional $0.2 million was provided by advances from our factor.

We anticipate that our working capital needs will increase as our business grows. As of September 30, 2006, our working capital was ($0.9) million. In particular, we require cash to fund the purchase and manufacturing of products for shipment to customers. We expect that these working capital requirements can be met through our ongoing relationships with asset-based lenders that have provided similar funding to us in the form of factored accounts receivable. We have also from time to time borrowed funds from certain of our stockholders, and we may continue to do so in the future.

On August 17, 2006, the Company issued a three-month promissory note payable to Quest Capital Alliance II, L.L.C. (“Quest Capital”) in the original principal amount of $75,000 that matures on November 17, 2006, with interest accruing at 13.25%. If a default occurs, the unpaid outstanding principal balance will become due immediately and thereafter accrue interest at a rate equal to 16.25%.

On September 11, 2006, the Company issued a promissory note payable to Quest Capital in the amount of $750,000. Principal funded to the Company was discounted by an origination fee of $41,250 which will be amortized to interest expense over the term of the note. Stephen W. Fox, who is the general manager of Quest Capital, is also a director of the Company. Interest on the outstanding principal accrues commencing on January 9, 2007, at a rate of (i) eighteen percent (18%) per annum, if the balance is paid in full during the period commencing January 9, 2007, and ending on February 12, 2007, or (ii) twenty-one percent (21%) per annum, if the note is paid in full during the period commencing on February 13, 2007, and ending on March 15, 2007. The note matures, and all outstanding principal and accrued interest is due and payable in full, on the earliest of (i) the date of the Company has delivered invoices to customers related to certain Company purchase orders, which the Company currently believes will provide sufficient cash to pay off the note, or (ii) March 15, 2007. The default interest rate is equal to twenty-one percent (21%) per annum. The note is secured by a security interest in the Company’s inventory and proceeds from inventory.

The Company entered into a new Master Purchase and Sale Agreement with Bibby Financial Services (Midwest), Inc. (“BFS”) on March 31, 2006, which governs the factoring arrangements provided by BFS to Decorize and its subsidiaries. The new agreement replaced a prior agreement entered into between Decorize and BFS in August 2005. The BFS factoring arrangements provide Decorize with a maximum credit facility of $2,000,000. Decorize submits accounts receivable to be purchased by BFS, and BFS pays Decorize up to 90% of the aggregate net face value of accounts receivable purchased, less applicable fees and reserves. For the three months ended September 30, 2006, the Company and its subsidiaries factored $2,109,925 in accounts receivable and received $1,899,753 in cash from BFS. The total administrative factoring fees were $38,018 and the interest paid on advances from the factor amounted to $12,677 for the three months ended September 30, 2006.

We believe that additional financing will be needed to meet the capital requirements associated with our growth objectives. We will evaluate alternatives for obtaining debt and equity financing to meet our capital requirements, or to retire debt we have incurred in the acquisition of GuildMaster and Faith Walk, as we deem appropriate. There is no assurance that such financing will be available on terms that will be acceptable to us. The inability to secure such financing could have a material adverse effect on our ability to maintain our business or to achieve our growth objectives.

Total Contractual Cash and Other Obligations

The following table summarizes our long-term debt, capital lease obligations and operating lease obligations as of June 30, 2006:

	Total	Less than 1 Year	1-3 Years	4 - 5 Years	After 5 Years
Aggregate amount of principal to be paid on the outstanding long-term debt	$436,015	$6,015	$430,000	$-	$-
Principal payments due on notes payable to stockholders	2,440,194	830,726	1,609,428	-	-
Future minimum lease payments under capital leases	27,674	18,913	8,766	-	-
Future minimum lease payments under noncancelable operating leases	481,057	163,588	317,469	-	-
Totals	$3,384,945	$1,019,242	$2,356,703	$-	$-

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are currently traded on the AMEX under the symbol “DCZ”. The following table summarizes the highest and lowest reported sales price per share for the first fiscal quarter of 2007 and all fiscal quarters of 2006 and 2005.

	High	Low
First Quarter 2007	$0.33	$0.17
Fourth Quarter 2006	0.51	0.23
Third Quarter 2006	0.62	0.32
Second Quarter 2006	0.81	0.46
First Quarter 2006	0.79	0.45
Fourth Quarter 2005	0.75	0.45
Third Quarter 2005	0.82	0.40
Second Quarter 2005	0.85	0.51
First Quarter 2005	0.85	0.50

As of the date of this prospectus, we had approximately 636 beneficial owners of our common stock, 89 of which were holders of record.

We have not paid cash dividends on our common stock since our inception. The board of directors does not anticipate payment of any cash dividends in the foreseeable future and intends to continue its present policy of retaining earnings for reinvestment in our operations.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon by Hallett & Perrin, P.C., Dallas, Texas.

EXPERTS

The consolidated financial statements of Decorize, Inc. as of and for the years ended June 30, 2005 and June 30, 2006, included in this prospectus and the Registration Statement on Form SB-2 of which this prospectus is a part, have been audited by BKD, LLP, independent registered public accountants, as set forth in its report thereon included herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings, including this prospectus and the registration statement of which it is a part, are available over the Internet via the SEC's EDGAR system at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20459. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at our website at http://www.decorize.com. We do not intend for information contained in our website to be part of this prospectus.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Decorize, Inc.
Springfield, Missouri

We have reviewed the accompanying consolidated balance sheet of Decorize, Inc. as of September 30, 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the three-month periods ended September 30, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

October 26, 2006
Springfield, Missouri

Decorize, Inc. and Subsidiaries
Consolidated Balance Sheet
September 30, 2006 (Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$368,333
Receivables:
Trade accounts receivable pledged to factor, net of allowance of $248,375	1,927,601
Other	14,847

Inventory	859,787

Prepaid expenses and other	257,525

Total current assets	3,428,093
Property and equipment, net of $753,941 accumulated depreciation	222,439

Property and equipment, net of $753,941 accumulated depreciation	222,439

Goodwill	3,258,938

Other assets	69,540

3,550,917

Total assets	$6,979,010

See accompanying notes to the consolidated financial statements

Decorize, Inc. and Subsidiaries
Consolidated Balance Sheet (continued)
September 30, 2006 (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

Accounts payable	$1,428,606
Accrued salaries and commissions	71,104
Other accrued expenses	105,530
Due to factor	1,146,632
Short-term debt	750,000
Current portion of capital lease obligations	19,165
Current portion of shareholders' notes	830,726

Total current liabilities	4,351,763

Capital lease obligations, less current portion	2,302
Long-term debt, less current portion	600,000
Notes payable to shareholders	1,609,468

Total liabilities	6,563,533

Preferred stock, 8% Cumulative, Convertible, Redeemable,
$.001 par value; 10,000,000 authorized ; 500,000
shares of Series A issued and outstanding	605,203

Stockholders' equity (deficit):

Common stock, $.001 par value; 50,000,000
authorized, 25,239,211 shares issued and
outstanding	25,239

Additional paid-in capital	12,852,953

Accumulated deficit	(13,067,918)

Total stockholders' equity (deficit)	(189,726)

Total liabilities, preferred stock and stockholders' equity (deficit)	$6,979,010

See accompanying notes to the consolidated financial statements

Decorize, Inc. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended
	September 30,	September 30,
	2006	2005

Net Sales	$3,181,331	$2,148,975

Cost of sales	2,234,807	1,542,505

Gross profit	946,524	606,470

Operating expenses:
Selling, general and administrative	1,076,560	1,018,312
Stock compensation	32,300	—
Depreciation and amortization	23,809	34,324

Total operating expenses	1,132,669	1,052,636

Operating loss	(186,145)	(446,166)

Other income (expense):
Interest income	512	1,467
Interest expense	(119,181)	(116,201)
Amortization of debt discount
and financing cost	(7,656)	(22,933)
Other	-	6,874

Total other income (expense)	(126,325)	(130,793)

Net Loss	(312,470)	(576,959)

Add: Dividends Declared on Preferred Stock	(10,082)	(10,082)

Loss Available to Common Stockholders	$(322,552)	$(587,041)

Basic and diluted loss per share	$(0.01)	$(0.04)

Basic and diluted weighted-average
shares outstanding	25,239,211	16,041,735

See accompanying notes to the consolidated financial statements

Decorize, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
(Unaudited)

			Additional
	Common Stock		Paid-in	Accumulated
Three months ended September 30, 2005	Shares	Par Value	Capital	Deficit	Total

Balances, June 30, 2005	16,041,735	$16,042	$10,787,582	$(10,513,709)	$289,915

Declared dividends	-	-	(10,082)	-	(10,082)

Net loss	-	-	-	(576,959)	(576,959)

Balances, September 30, 2005	16,041,735	$16,042	$10,777,500	$(11,090,668)	$(297,126)

			Additional
	Common Stock		Paid-in	Accumulated
Three months ended September 30, 2006	Shares	Par Value	Capital	Deficit	Total

Balances, June 30, 2006	25,239,211	$25,239	$12,830,735	$(12,755,448)	$100,526

Fair value of stock options issued	-	-	32,300	-	32,300

Declared dividends	-	-	(10,082)	-	(10,082)

Net loss	-	-	-	(312,470)	(312,470)

Balances, September 30, 2006	25,239,211	$25,239	$12,852,953	$(13,067,918)	$(189,726)

See accompanying notes to the consolidated financial statements

Decorize, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	September 30,	September 30,
	2006	2005

Operating Activities
Net loss	$(312,470)	$(576,959)
Items not requiring (providing) cash
Depreciation and amortization	23,809	34,324
Stock compensation	32,300	-
Amortization of debt discount and financing cost
included in interest expense	7,656	22,933
Changes in
Trade accounts receivable	(437,199)	(406,964)
Inventories	(37,502)	40,357
Prepaid expenses and other current assets	(86,557)	46,611
Accounts payable	(22,319)	90,240
Accrued expenses and other	1,875	27,773
Net cash used in operating activities	(830,407)	(721,685)

Investing Activities
Purchase of property and equipment	(38,920)	(1,711)
Redemption (purchase) of certificate of deposit	-	750,000
Net cash provided by (used in) investing activities	(38,920)	(748,289)

Financing Activities
Principal payments on long-term debt	(6,015)	(37,687)
Proceeds from issuance of short-term debt	750,000
Proceeds from issuance of long-term debt	170,000	-
Net repayments under line of credit facility	-	(1,193,478)
Principal payments on capital lease obligations	(3,788)	(10,297)
Advances from factor, net	225,126	1,170,966
Net cash provided by (used in) financing activities	1,135,323	(70,496)

Increase (Decrease) in Cash and Cash Equivalents	265,996	(43,892)

Cash and Cash Equivalents, Beginning of Period	102,337	43,892

Cash and Cash Equivalents, End of Period	$368,333	$-

Cash Paid for Interest	$101,968	$103,367

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. General

The accompanying unaudited interim consolidated financial statements of Decorize, Inc. (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") for reporting on Form 10-QSB. Accordingly, certain information and footnotes required by generally accepted accounting principles for complete financial statements have been omitted. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-KSB for the fiscal year ended June 30, 2006 filed with the Commission.

The information contained herein reflects all normal and recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the Company’s results of operations, cash flows and financial position. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

At September 30, 2006, the Company had a stock-based employee compensation plan. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock-based employee compensation cost is reflected in net income, as some options granted under those plans had an exercise price below the market value of the underlying common stock on the grant date.

2. Earnings Per Share

Basic earnings per share are computed by dividing net earnings less dividends on preferred stock by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed similar to basic earnings per share, except the denominator is increased by including the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

Since all stock options and warrants would currently be antidilutive, both the basic and diluted loss per share amounts are based on the weighted average number of common shares outstanding.

	Three Months Ended
	September 30,
	2006	2005

Numerator
Net loss	$(312,470)	$(576,959)
Dividends declared on preferred stock	(10,082)	(10,082)
Net loss attributable to common shareholders	(322,552)	(587,041)

Denominator
Basic and diluted weighted average shares outstanding	25,239,211	16,041,735

Basic and diluted loss per share	$(0.01)	$(0.04)

3. Inventories

Inventories as of September 30, 2006 consisted of the following:

Finished Products	$795,137
Raw Materials	11,612
Work in Process	53,038
$859,787

4. Equity

The Company uses its stock-based employee compensation plan to compensate its executives and employees and also as a method to align the interests of those executives and employees with those of the Company’s stockholders, by granting equity awards that increase in value upon increases in the market price of the Company’s common stock. The Company’s stock price has continued to experience significant declines, in particular since the beginning of fiscal 2006. After evaluating the circumstances surrounding this decline, the directors believe the weakness in the market for the Company’s common stock is due to performance and economic factors that impacted the Company, but were not within the control of its management team. As a result of those declines, the existing equity grants made by the Company in prior years have no market value, since the relative exercise prices were well in excess of the trading price for the Company’s common stock. During the final quarter of fiscal 2006, the Board of Directors began to discuss the equity compensation plan and what changes may be appropriate to address the significant decrease in the Company’s market price.

During a meeting of the Board of Directors on July 27, 2006, the directors discussed a proposal to lower the exercise price of all outstanding stock options under the plan, which had an average exercise price of $0.52. The directors discussed a proposal for the compensation committee to consider decreasing the exercise price of all outstanding options and granting additional options at the current market price, which had fluctuated from $0.23 to $0.27 during the month of the meeting. Because one of the members of the compensation committee was not present at the July 27 meeting, the Board of Directors instructed the compensation committee to meet and consider the proposal at its next opportunity.

On August 25, 2006, the compensation committee met and approved a proposal to modify all of the 648,000 outstanding employee stock options, all of which were fully vested, by reducing the applicable exercise price to $0.17 per share, which was the closing market price of the common stock on that date. The fair value of the modification was calculated using the Black-Scholes model, and the Company recorded a one time expense during the current quarter of $32,300. The compensation committee also approved the issuance of another 429,000 employee stock options at an exercise price of $0.17 per share. The Company only issued 413,000 of those options, as one grant to an employee in another country was subsequently rescinded, with the approval of the compensation committee. These employee stock options vest ratably on the first day of each quarter from October 1, 2006 to October 1, 2007. The value of the employee stock options were again calculated utilizing the Black-Scholes model, and the Company will recognize approximately $26,000 of expense associated with the issuance of the options over the service period.

5. Debt

On September 11, 2006, the Company issued a promissory note (the “Promissory Note”), payable to the order of Quest Capital Alliance II, L.L.C. (“Quest Capital”), in the original principal amount of $750,000. Quest Capital charged a $41,250 origination fee in connection with the loan, and the principal amount funded to the Company under the Promissory Note was discounted by the amount of the origination fee. Stephen W. Fox, who is the general manager of Quest Capital, is also a director of the Company.

Interest on the outstanding principal under the Promissory Note accrues commencing on January 9, 2007, at a rate of (i) eighteen percent (18%) per annum, if the Promissory Note is paid in full during the period commencing January 9, 2007 and ending on February 12, 2007, or (ii) twenty-one percent (21%) per annum, if the Promissory Note is paid in full during the period commencing on February 13, 2007 and ending on March 15, 2007. The Promissory Note matures, and all outstanding principal and accrued interest is due and payable in full, on the earliest of (i) the date the Company has delivered invoices to customers related to certain Company purchase orders identified by the Company and Quest Capital, or (ii) March 15, 2007. The default interest rate is equal to twenty-one percent (21%) per annum.

The Promissory Note is secured by a security interest in the Company’s inventory and proceeds from inventory pursuant to the terms and conditions of a Commercial Security Agreement (the “Security Agreement”) entered into between the Company and Quest Capital on September 11, 2006. The Security Agreement provides that upon an event of default, Quest Capital may accelerate the indebtedness owed under the Promissory Note, assemble and sell the collateral, have a receiver appointed to take possession of any or all of the collateral, collect remedies, obtain a deficiency judgment, and exercise all other rights and remedies available to Quest Capital.

On August 17, 2006, the Company issued a three-month promissory note, payable to the order of Quest Capital, in the original principal amount of $75,000. The original maturity date for the loan was November 17, 2006, and principal due under the promissory note accrued interest at a rate equal to 13.25% per annum. In consideration of Quest Capital providing the $75,000 loan, the Company paid Quest Capital a loan fee of $250. This loan was repayed as part of the $750,000 advance by Quest Capital in exchange for the Promissory Note.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
Decorize, Inc.
Springfield, Missouri

We have audited the accompanying consolidated balance sheets of Decorize, Inc. as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decorize, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Springfield, Missouri
August 10, 2006, except for Note 12, as to which the
date is September 11, 2006

Decorize, Inc.
Consolidated Balance Sheets
June 30, 2006 and 2005

	2006	2005
Assets
Current Assets
Cash and cash equivalents	$102,337	$43,892

Certificate of deposit	—	750,000

Receivables
Trade accounts receivable, net of allowance 2006 - $250,000, 2005 - $60,066	1,494,103	1,139,018
Other	11,146	6,549

Inventories	822,285	736,209

Prepaid expenses and other	212,342	113,157

Total current assets	2,642,213	2,788,825

Property and equipment, net of accumulated depreciation 2006 - $730,132, 2005 - $601,725	207,328	328,733

Goodwill	3,258,938	3,258,938

Other	35,824	30,424

	3,502,090	3,618,095

	$6,144,303	$6,406,920

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Balance Sheets
June 30, 2006 and 2005

	2006	2005
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,450,925	$1,308,671
Accrued salaries and commissions	44,457	30,778
Other accrued expenses	130,303	227,187
Due to factor	921,506	—
Revolving line of credit	—	1,193,478
Current portion of capital lease obligations	16,741	31,749
Current portion of long-term debt	6,015	34,184
Current portion of stockholders’ notes	830,726	860,064

Total current liabilities	3,400,673	3,686,111

Capital Lease Obligations, Less Current Portion	8,514	25,251

Long-term Debt, Less Current Portion	430,000	6,060

Notes Payable to Stockholders, Less Current Portion	1,609,468	1,844,460

Total liabilities	5,448,655	5,561,882

Preferred Stock, 8% Cumulative, Convertible, Redeemable
$.001 Par Value; authorized 10,000,000 shares; issued and outstanding 500,000 shares	595,121	555,123

Stockholders’ Equity
Common stock, $.001 par value; 50,000,000 shares authorized; issued and outstanding 2006 - 25,239,208 shares, 2005 - 16,041,735 shares	25,239	16,042
Additional paid-in capital	12,830,735	10,787,582
Accumulated deficit	(12,755,447)	(10,513,709)

Total stockholders’ equity	100,527	289,915

	$6,144,303	$6,406,920

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Statements of Operations
Years Ended June 30, 2006 and 2005

	2006	2005

Net Sales	$9,242,278	$10,800,288

Cost of Goods Sold	6,744,131	7,890,280

Gross Profit	2,498,147	2,910,008

Operating Expenses
Selling, general and administrative	4,002,653	4,272,626
Depreciation and amortization	107,437	150,148

	4,110,090	4,422,774

Operating Loss	(1,611,943)	(1,512,766)

Other Income (Expense)
Interest income	1,467	1,829
Interest expense	(571,894)	(271,210)
Amortization of debt discount and financing cost	(57,934)	(832,515)
Other	(1,434)	(4,206)

	(629,795)	(1,106,102)

Loss Before Income Taxes	(2,241,738)	(2,618,868)

Provision for Income Taxes	—	—

Net Loss	(2,241,738)	(2,618,868)

Add: Dividends Declared on Preferred Stock	(40,000)	(40,000)

Loss Available to Common Shareholders	$(2,281,738)	$(2,658,868)

Basic and Diluted Loss Per Common Share	$(0.12)	$(.20)

Basic and Diluted Weighted Average Common Shares Outstanding	18,866,739	13,183,543

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Statements of Stockholders’ Equity
Years Ended June 30, 2006 and 2005

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Par Value	Capital	Deficit	Total

Balances, June 30, 2004	13,136,735	$13,137	$9,067,808	$(7,794,841)	$1,286,104
Issuance of common stock and warrants	2,905,000	2,905	1,179,596	—	1,182,501
Fees associated with the registration of outstanding common stock	—	—	(84,822)	—	(84,822)
Dividends declared	—	—	(40,000)	—	(40,000)
Fair value of conversion options added to preferred stock and note payable	—	—	250,000	(100,000)	150,000
Discount recorded on stockholder note	—	—	5,000	—	5,000
Warrants issued for debt guarantee	—	—	410,000	—	410,000
Net loss	—	—	—	(2,618,868)	(2,618,868)

Balances, June 30, 2005	16,041,735	16,042	10,787,582	(10,513,709)	289,915
Issuance of common stock in exchange for debt	3,333,333	3,333	896,666	—	899,999
Exercise of common stock warrants and options	5,864,143	5,864	1,186,487	—	1,192,351
Dividends declared	—	—	(40,000)	—	(40,000)
Net loss	—	—	—	(2,241,738)	(2,241,738)

Balances, June 30, 2006	25,239,211	$25,239	$12,830,735	$(12,755,447)	$100,527

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Statements of Cash Flows
Years Ended June 30, 2006 and 2005

	2006	2005

Operating Activities
Net loss	$(2,241,738)	$(2,618,868)
Items not requiring cash
Depreciation and amortization	129,094	162,630
Compensatory issuance of common stock and stock options	—	32,500
Amortization of debt discount and financing cost	57,934	832,515
(Gain) loss on disposal of property and equipment	(127)	8,480
Changes in
Trade accounts receivable	(359,682)	(1,061,497)
Due from factor	—	1,314,716
Inventories	(86,076)	33,367
Prepaid expenses and other current assets	(60,501)	(18,886)
Accounts payable	142,254	416,984
Accrued expenses and other	81,802	(98,112)

Net cash used in operating activities	(2,337,040)	(996,171)

Investing Activities
Purchase of property and equipment	(43,609)	(89,537)
Redemption (purchase) of certificate of deposit	750,000	(673,267)
Proceeds from disposal of property and equipment	2,060	3,550

Net cash provided by (used in) investing activities	708,451	(759,254)

Financing Activities
Principal payments on long-term debt	(63,616)	(137,223)
Proceeds from issuance of stockholders’ notes payable	750,000	250,000
Proceeds from issuance of long-term debt	430,000	—
Net advances (repayments on) revolving line of credit	(1,193,478)	1,193,478
Deferred fees associated with bank financing	(63,333)	(42,933)
Principal payments on capital lease obligations	(36,393)	(48,507)
Issuance of common stock, net of related expenses	942,348	1,150,000
Advances from (repayments to) factor, net	921,506	(980,398)

Net cash provided by financing activities	1,687,034	1,384,417

Increase (Decrease) in Cash and Cash Equivalents	58,445	(371,008)

Cash and Cash Equivalents, Beginning of Year	43,892	414,900

Cash and Cash Equivalents, End of Year	$102,337	$43,892

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Statements of Cash Flows
Years Ended June 30, 2006 and 2005

	2006	2005

Supplemental Cash Flows Information
Interest paid	$496,392	$202,628
Common stock warrants issued in connection with note payable	—	$5,000
Fair value of beneficial conversion option added to note payable	—	$150,000
Fair value of beneficial conversion option added to Series A preferred stock	—	$100,000
Capital lease obligations incurred for property and equipment	$4,698	$13,000
Fair value of warrants and beneficial conversion options issued for guarantee line of credit	—	$410,000
Fair value of warrants issued as compensation for investor relations services	—	$13,000
Dividend accrued on preferred stock	$40,000	$40,000
Accrued fees associated with stock registration	—	$84,822
Debt and accrued interest converted to common stock	$1,146,667	—

See Notes to Consolidated Financial Statements

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Decorize, Inc. (Decorize) and its subsidiaries, collectively (the “Company”), is a manufacturer and wholesaler of imported home furnishings and home accent items. Products are sold primarily to retailers in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Decorize, Inc. and its wholly owned subsidiaries, P.T. Niaga Merapi, Westway Enterprises Limited, GuildMaster, Inc. and Faith Walk Designs, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2006 and 2005, the Company had no cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 to 60 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Provision (credit) for bad debts was $212,336 and $(13,902) for the years ended June 30, 2006 and 2005, respectively.

The Company has established relationships with several major customers. Sales to the Company’s top two customers accounted for 32% of total sales for the year ended June 30, 2006. Sales to one customer accounted for 50.5% for the year ended June 30, 2005. The Company grants credit to customers who meet the Company’s preestablished credit requirements and generally does not require collateral to secure payment of accounts receivable.

Inventory Pricing

Inventories consist primarily of finished and unfinished home furnishings and accessories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes the cost of ocean freight and duties.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Depreciation has been computed by applying the straight-line method to each asset category over their estimated lives, as follows:

Category	Estimated Life	Balance at June 30, 2006	Balance at June 30, 2005

Automobiles	5 years	$34,728	$34,728
Warehouse and production equipment	5-7 years	55,668	46,611
Computer software	3 years	178,482	178,482
Office and computer equipment	3-7 years	523,395	512,127
Leasehold improvements	Lease term	145,187	108,479
Construction in progress		—	50,031
Total		937,460	930,458
Less accumulated depreciation		730,132	601,725

Property and equipment, net		$207,328	$328,733

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the estimated fair value of the assets. The Company’s estimates of fair values are based on the best information available and require the use of estimates, judgments and projections as considered necessary. The actual results may vary significantly. No impairment losses have been recorded in 2006 and 2005.

Goodwill

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. SFAS No. 142 also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has not recorded a charge as a result of the required impairment tests in 2006 and 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. Decorize, Inc. files consolidated income tax returns with its subsidiaries.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Revenue Recognition

Revenue from the sale of the Company’s products is recognized as products are delivered to customers. Any customer deposits relate to amounts received in advance from customers for unshipped orders.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising and marketing expenses for the years ended June 30, 2006 and 2005, totaled $303,346 and $265,962, respectively.

Amounts Due To and From Related Parties

Accounts payable included amounts due to employees and stockholders totaling $52,607 and $74,342 as of June 30, 2006 and 2005, respectively. Other accounts receivable from employees totaled $11,146 and $6,549 as of June 30, 2006 and 2005, respectively.

Loss Per Share

Basic and diluted loss per share are computed by dividing the net loss increased by dividends declared on preferred stock by the weighted average number of common shares outstanding during the period and excludes the otherwise dilutive effects of outstanding stock options and warrants as their effects would be antidilutive.

	June 30, 2006	June 30, 2005

Net loss, as reported	$(2,274,738)	$(2,618,868)
Add: Dividends declared on preferred stock	(40,000)	(40,000)

Loss available to common shareholders	(2,314,738)	(2,658,868)

Divided by weighted average shares outstanding	18,866,739	13,183,543

Basic and diluted loss per share	$(0.12)	$(0.20)

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Stock-based Compensation

At June 30, 2006 and 2005, the Company had a stock-based employee compensation plan, which is described more fully in Note 8. Prior to July 1, 2005, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, for the fiscal year ended June 30, 2005, and prior years the only stock-based employee compensation cost reflected in net income was recognized on the intrinsic value method.

Effective July 1, 2005, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. The Company selected the modified prospective application method. Accordingly, after July 1, 2005, the Company began expensing the fair value of any stock options granted, modified, repurchased or cancelled.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock-based compensation plans prior to July 1, 2005. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes-Merton option-pricing formula and amortized on a straight-line basis over the respective vesting periods of the awards.

Year Ended
June 30,
2005

Loss available to common shareholders	$(2,658,868)

Add: Stock-based employee compensation expense included in reported net loss	—

Less: Total stock-based employee compensation expense determined under the fair value based method	(214,738)

Pro forma net loss available to common shareholders	$(2,873,606)

Net loss per share available to common shareholders
Basic and diluted - as reported	$(0.20)
Basic and diluted - pro forma	$(0.22)

Disclosures for the year ended June 30, 2006, are not presented because stock-based payments were accounted for under SFAS 123(R)’s fair value method during this period (see Note 8).

Preferred Stock

During 2004, the Company issued 500,000 shares of Series A Convertible Preferred Stock. Each preferred share is convertible into one common share (subject to certain antidilution provisions). Conversion is at the shareholder’s option, or mandatory if the market price of the common stock exceeds $2.50 for ten consecutive trading days with a sufficient daily trading volume. Dividends are cumulative and accrue 8% per year, payable in arrears. Preferred shares may be redeemed at the shareholder’s option for $1.00 each plus accrued dividends in three equal annual payments beginning February 13, 2007, or earlier at the option of the Company (subject to a redemption premium). Holders of Series A preferred stock are entitled to elect up to two of the Company’s Board of Directors while 500,000 or more shares of Series A preferred stock are outstanding. All accrued preferred stock dividends must be paid before any dividends may be distributed to common shareholders and in the event of liquidation the preferred stock ranks prior to common to the extent of its redemption value. In January 2005, a conversion feature was added to the Series A preferred stock, enabling it to be converted to the Company common stock at a rate of $0.40 per share for an aggregate of 1,250,000 common shares. In June 2005, the conversion price was amended to $0.20 per share, for an aggregate totaling 2,500,000 shares (see Note 6).

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Financial Instruments

The carrying amounts of the Company’s financial instruments, which consist principally of cash, certificate of deposit, accounts receivable, accounts payable and notes payable approximate fair value.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to fiscal 2006 presentation. These reclassifications have no effect upon net loss.

Recent Accounting Standards

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted SFAS 151 effective July 1, 2005. The adoption of SFAS 151 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment.  SFAS 123(R) replaces Statement of Financial Accounting Standards No. 123, Accounting for Stock Issued to Employees and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.  SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognized in the consolidated financial statements. Compensation costs will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) is effective as of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123(R) did not have a material impact upon the Company’s financial condition, results of operations or liquidity (Note 8).

In December 2004, the FASB issued SFAS 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS 153 effective July 1, 2005. The adoption SFAS 153 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted FIN 47 effective July 1, 2005.  The adoption of FIN 47 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. SFAS 154 replaces Accounting Principles Board Opinions No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change, SFAS 154 requires application of the new accounting principle as of the earliest period for which retrospective application is practicable. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires application as if the accounting principle were adopted prospectively from the earliest date practicable. The Company has adopted the provisions of SFAS No. 154 which are effective for accounting changes and corrections of errors beginning after December 15, 2005. The adoption did not have a material effect.

In March 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS 155 resolves certain accounting issues related to various hybrid financial instruments. The Company expects to adopt the provisions of SFAS No. 155 effective for its fiscal year beginning July 1, 2007. The Company is still evaluating the impact of this standard, but does not expect its adoption to have a material effect.

In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (Interpretation 48). Interpretation 48 provides clarifying guidance on the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109, Accounting for Income Taxes, and prescribes recognition and measurement guidance in determining amounts to be recorded in the financial statements. This Interpretation applies to all income based tax items and is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt Interpretation 48 on July 1, 2006. The Company is currently evaluating the effect that the adoption of Interpretation 48 will have but does not expect it to be material.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Note 2: Inventories

	2006	2005

Raw materials	$33,234	$54,440
Work in process	8,500	34,868
Finished units	780,551	646,901

	$822,285	$736,209

Note 3: Due from Factor and Line of Credit

On March 31, 2006, the Company and Bibby Financial Services (Midwest), Inc. (BFS) entered into a new Master Purchase and Sale Agreement (the “Factoring Agreement”) to govern the exclusive global factoring arrangements provided by BFS. The new agreement replaces the Master Purchase and Sale Agreement (as amended, the “Factoring Agreement”) entered into between the Company and BFS in August 2005. The factoring arrangements provide the Company with a maximum credit facility of $2,000,000.

Under the Factoring Agreement, the Company submits accounts receivable to be purchased by BFS, and BFS pays the Company up to 90% of the aggregate net face value of accounts receivable purchased, less applicable fees charged by BFS and a reserve withheld by BFS to serve as security in the event that BFS receives less than full payment for accounts purchased due to returns, allowances, deductions, disputes or chargebacks. All accounts submitted for purchase must be approved by BFS. Accounts are purchased on a recourse basis, and BFS has the right to charge back accounts purchased from the Company at any time. The Factoring Agreement requires the Company to grant BFS a first lien security interest in all of its accounts receivable, inventory, equipment and all cash held in bank accounts and certain related intangibles.

BFS charges interest on amounts advanced to the Company under the Factoring Agreement at a rate of 1.00% above the prime rate of interest as published in the Wall Street Journal. BFS receives a factoring administration fee equal to 1.00% of the gross invoice amount of each account submitted. If total receivables are more than 60% for any one account debtor, BFS may charge the Company an additional 0.5% discount for accounts from that specific account debtor.

The Factoring Agreement requires the Company to maintain a level of accounts submitted for purchase each month that is equal to $500,000, on average, during each calendar quarter. If the level of purchased accounts falls below the $500,000 minimum average requirement in any calendar month, the Company is required to pay BFS a monthly purchase fee equal to the amount by which the fees paid to BFS for each month that does not meet the minimum requirements on average during a calendar quarter is less than $10,000, and the Company shall not pay less than $10,000 in such fees on average for any month in a calendar quarter.

The initial term of the Factoring Agreement is 12 months and will be automatically extended for successive periods of 12 months unless terminated by the Company more than 60 but less than 90 days prior to the end of the term. BFS may terminate the Factoring Agreement at any time on 30 days prior notice to the Company. If the Company terminates the Factoring Agreement more than 60 days prior to the end of the then-current term, the Company will pay a termination fee equal to $10,000 for each month remaining during the term.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

On January 12, 2005, the Company obtained a line of credit from Bank of America, N.A. (the “Bank”) in the amount of up to $4,000,000 through May 31, 2005, and then decreasing to $3,000,000 from June 1, 2005, through maturity on December 31, 2005. Interest was payable monthly at the average of daily fluctuating interest rates offered by major banks in London for U.S. dollar deposits, as determined by the Bank, plus two percentage points. The interest rate as of June 30, 2005, was 5.69%. The line of credit was secured by substantially all of the assets of the Company and its subsidiaries pursuant to a commercial security agreement.

The line of credit was guaranteed by a shareholder, SRC Holdings Corporation, in an amount limited to $750,000 pursuant to a commercial guarantee. Quest Capital Alliance, L.L.C. (Quest), also a shareholder of the Company, agreed to provide a supplemental guarantee for $250,000 of the amount guaranteed by SRC, pursuant to an agreement between Quest and SRC. In addition, SRC and James K. Parsons, a director, officer and shareholder of the Company, each agreed to subordinate all present and future indebtedness owed to them by the Company to the Bank, pursuant to subordination agreements entered into by each of them in favor of the Bank.

In June 2005, the Company established a certificate of deposit with Bank of America, N.A. in the amount of $750,000 in exchange for termination of the guarantee. This certificate of deposit was liquidated in August 2005 when the Bank of America line of credit was terminated.

Note 4: Notes Payable

	2006	2005

Note payable, bank (A)	$6,015	$40,244
Inventory line of credit (B)	430,000	—
	436,015	40,244
Less current maturities	6,015	34,184

	$430,000	$6,060

(A)          Note payable to bank in monthly installments of $2,951, including interest at the bank’s prime rate plus 1% (9.25% at June 30, 2006) through August 2006, secured by inventories and accounts receivable. This loan requires the Company to maintain certain covenants, the more important of which restrict certain capital transactions and payment of dividends.

(B)          Revolving credit line of up to $750,000 due on May 5, 2009, to Quest Commercial Finance L.L.C. with monthly interest at prime plus 5%, subject to a minimum of 10% (13.25% at June 30, 2006) secured by inventories.

The aggregate annual maturities of notes payable at June 30, 2006, are as follows:

Year Ended June 30,	Aggregate Principal Maturities

2007	$6,015
2008	—
2009	430,000
Total principal due	436,015
Less current portion	6,015

Long-term debt	$430,000

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Notes payable to stockholders at June 30, 2006, consists of the following unsecured notes:

	2006	2005

Note payable (C)	$24,275	$53,687
Note payable (D)	609,468	844,460
Note payable (E)	56,451	56,451
Note payable (F)	1,000,000	1,000,000
Note payable (G)	750,000	750,000

	$2,440,194	$2,704,598

(C)          The Company issued a convertible term note in the amount of $750,000 and three year warrants to purchase an aggregate of 300,000 shares of common stock to Nest USA, Inc. (Nest USA) on February 26, 2002.

The estimated fair value of the warrants and beneficial conversion terms related to this convertible note payable amounted to $276,515 and $473,485, respectively, and were recorded as a discount on the note. The discount was amortized to interest expense over the two-year term of the convertible note payable using the interest method.

On January 1, 2003, an amended and restated convertible term note was issued which created new payment terms, extended the conversion option and required issuance of three year warrants for an additional 216,000 shares of the Company’s common stock at an exercise price of $2.80 per share that expire February 26, 2005. Principal and interest at 6% per annum were payable monthly in the amount of $17,500 commencing on January 31, 2003, continuing until January 31, 2004, when the monthly payments were scheduled to increase to $53,351. In April 2003, the note holder agreed to defer $5,000 of the monthly payments of principal for April, May and June, which were paid as additional $5,000 principal payments in July, August and September of 2003.

As of January 1, 2003, the estimated fair values of the warrants and beneficial conversion terms related to this convertible note were recognized as additional discounts to the carrying value of the note of $113,126 and $199,374, respectively, with an offsetting credit to paid-in capital. The aggregate discount on the convertible note as of January 1, 2003, was equal to its $750,000 face value. This discount is being amortized to interest expense over the revised note term using the interest method.

In February 2004, the Company issued 409,700 shares of common stock to Nest USA in exchange for a $409,700 principal reduction in the existing convertible term note. The second amended and restated convertible note to Nest USA had an initial principal balance of $210,497, bears interest at 6% and provides for monthly payments of $10,000 each beginning February 1, 2004, with the balance due December 31, 2005. The balance due on the note is convertible into common stock at $1.00 per share for the term of the note. In connection with this transaction, the Company also amended certain outstanding warrants held by Nest USA to extend their expiration date to December 31, 2005, and issued another set of warrants to Nest USA exercisable for 400,000 shares of common stock at $1.40 per share, that expire on December 31, 2006. The fair value of the new and extended warrants was recorded as a discount, reducing the carrying value of the note to zero. The discount is being amortized to interest expense over the revised term of the note using the interest method. During the years ended June 30, 2006 and 2005, the amortization of discounts on this convertible note resulted in noncash interest expense of $0 and $119,190, respectively.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

(D)          Stockholder note payable, monthly interest at prime plus 1%, due July 31, 2008.

(E)          Stockholder note payable, matured December 31, 2004. Interest is paid monthly at prime plus 1%.

(F)          Stockholder note payable, interest at prime plus 1.25%, due July 31, 2006. On July 31, 2006, this note was amended and restated with a due date of July 31, 2008.

(G)          Stockholder note payable, interest at prime plus .5%, due upon demand. During 2005, this note was amended to allow the holder to convert outstanding principal and unpaid interest into the Company’s common stock for $0.20 per share. This note is convertible for 3,750,000 shares of common stock.

The prime rate of interest at June 30, 2006, was 8.25%. The aggregate annual maturities of stockholder notes payable at June 30, 2006, are as follows:

Year Ended June 30,	Aggregate Principal Maturities

2007	$830,726
2008	—
2009	1,609,468
Total principal due on stockholder notes payable	2,440,194
Less current portion	830,726

Long-term stockholder notes payable	$1,609,468

Note 5: Leases

The Company leases various plant, office and showroom facilities and certain other equipment under agreements accounted for as operating leases. These leases expire through November 2007 and certain leases contain renewal options.

The Company also leases equipment under agreements accounted for as capital leases. The assets under capital leases are amortized on a straight-line basis over the term of the lease and lease amortization is included in depreciation expense. Property and equipment included $226,968 and $223,254 of assets under capital lease less $179,476 and $145,119 of accumulated depreciation at June 30, 2006 and 2005, respectively.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Future minimum payments for noncancellable capital and operating leases with initial or remaining terms of one year or more at June 30, 2006, are as follows:

	Operating Leases	Capital Leases

2007	$163,588	$18,913
2008	156,056	8,766
2009	120,764	—
2010	40,649	—

	$481,057	27,679
Less amount representing interest		2,424
Present value of future minimum lease payments		25,255
Less current portion		16,741

		$8,514

Total rent expense incurred under operating leases amounted to $420,527 and $434,410 for the years ended June 30, 2006 and 2005, respectively.

Note 6: Stockholders’ Equity

In consideration of SRC providing a commercial guarantee (the “Guarantee”) for a bank line of credit on January 12, 2005 (see Note 3), the Company agreed to obtain life insurance policies on Steve Crowder, the President and Chief Executive Officer of the Company, with SRC, Quest and the Company as the beneficiaries under those policies. The Company also issued warrants to SRC to acquire 1,500,000 shares of the Company’s common stock and warrants to Quest to acquire 750,000 shares (the “New Warrants”). The New Warrants had an initial exercise price of $0.40 per share and were exercisable for five years. The Company also agreed to reduce the exercise price of warrants currently outstanding in favor of SRC and Quest that were exercisable for an aggregate 1,500,000 shares of common stock and an aggregate 1,057,143 shares of common stock, respectively (the “Existing Warrants”), to $0.40 per share. The exercise period of the Existing Warrants was reduced such that 50% would have expired six months from the date of issuance and the remaining 50% would have expired one year from the date of issuance. The Company also reduced the applicable conversion price of all outstanding shares of its Series A Cumulative Convertible Preferred Stock, $.001 par value (the “Series A Preferred”), to a conversion price of $0.40 per share.

Also in connection with the Guarantee, the Company issued a second amended and restated promissory note to SRC in the principal amount of $750,000 (the “Amended Note”), in replacement of a first amended and restated promissory note issued on September 30, 2004. Amounts outstanding under the Amended Note were convertible into shares of common stock at an initial conversion price of $0.40.

The fair value of the new warrants and the beneficial conversion feature of the second amended and restated promissory note, combined with the relative increase in the fair value of the modified outstanding warrants represented the aggregate fair value of the guarantees provided by SRC and Quest, $410,000. This asset was to be amortized to expense on the straight-line method over the term of the guarantee.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

On May 31, 2005, the Company completed the private placement of 1,000,000 shares of its common stock to Nest USA. In connection with this transaction, the Company agreed to amend certain outstanding warrants held by Nest USA exercisable for an aggregate 996,000 shares of common stock, in order to reduce the exercise price of the warrants to $0.20 per share and extend the period during which the warrants were exercisable to May 31, 2007. The total purchase price for the shares and the amended warrants was $400,000.

On June 15, 2005, the Company completed the private placement of 1,875,000 shares of its common stock pursuant to the terms of a Securities Purchase Agreement (the “Purchase Agreement”) entered into between the Company, SRC Holdings Corporation and Quest on that same date. The Purchase Agreement provides for the Company to issue 1,250,000 of the shares to SRC and 625,000 of the shares to Quest. The Company also agreed to amend certain outstanding warrants held by SRC and Quest (the “Amended Warrants”), which are exercisable for an aggregate 3,000,000 shares of common stock and 1,807,143 shares of common stock, respectively, in order to reduce the exercise price of the Amended Warrants to $0.20 per share and extend the period during which some the Amended Warrants are exercisable.

At the closing of the sale of the shares, SRC received certificates representing Amended Warrants that were exercisable, in whole or in part, for 1,500,000 shares of common stock, which terminate on May 31, 2007, and a second set of Amended Warrants that were exercisable, in whole or in part, for another 1,500,000 shares of common stock, which terminate on April 11, 2010. Quest also received certificates representing Amended Warrants that were exercisable, in whole or in part, for 1,807,143 shares of common stock, which terminate on May 31, 2007, and a second set of Amended Warrants that were exercisable, in whole or in part, for another 750,000 shares of common stock, which terminate on April 11, 2010. The initial exercise price of the Amended Warrants is $0.20 per share.

A further condition to closing under the Purchase Agreement was for the Company to obtain a release of a $750,000 commercial guarantee executed by SRC in connection with the bank line of credit (see Note 3). Decorize obtained the release of the commercial guarantee in connection with the termination of its line of credit with Bank of America. The unamortized balance of the asset representing the fair value of the guarantee was charged to interest expense when the guarantee was released.

As a condition to closing the sale of the shares, the Company agreed to file an amendment to its Certificate of Designation for its Series A Convertible Preferred Stock, $.001 par value per share, in order to reduce the applicable conversion price of all outstanding shares of its preferred stock to a conversion price of $0.20 per share. Of the Series A Preferred stock, 500,000 shares were outstanding as of June 30, 2006, which are convertible into an aggregate 2,500,000 shares of common stock.

The increase in the value of the beneficial conversion feature of the second amended and restated promissory note of $150,000 was charged to interest expense. The increase in the value of the beneficial conversion feature of the Company’s Series A Convertible Preferred Stock of $100,000 was recognized as a constructive dividend and charged against accumulated deficit in the quarter ended June 30, 2005.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

On November 16, 2005, SRC Holdings Corporation exercised stock purchase warrants for 1,500,000 shares of the common stock of the Company at a price of $0.20 per share, for a total purchase price of $300,000.

On December 13, 2005, the Company obtained a four-month revolving line of credit from Quest Capital Alliance II, L.L.C., in an amount up to $500,000. In consideration of providing the line of credit, the Company paid Quest Capital Alliance II, L.L.C. a commitment fee of $33,333. After April 13, 2006, any outstanding principal and interest became convertible into the Company’s common stock at a rate of $0.20 per share at the sole option of Quest Capital Alliance II, L.L.C. The note was converted into 2,500,000 shares of common stock on May 5, 2006.

On January 9, 2006, Nest USA, Inc. exercised common stock purchase warrants for 625,000 shares of common stock at a price of $0.20 per share, for a total purchase price of $125,000.

On March 7, 2006, Quest Capital Alliance, L.L.C. exercised common stock purchase warrants for an aggregate 1,807,143 shares of common stock at a price of $0.20 per share, for a total purchase price of $361,429.

On March 14, 2006, SRC Holdings Corporation exercised warrants for the purchase of an aggregate 1,500,000 shares of the common stock at a price of $0.20 per share, for a total purchase price of $300,000.

On March 20, 2006, Nest USA exercised warrants for the purchase of 371,000 shares of common stock at a price of $0.20 per share, for a total purchase price of $74,200.

James K. Parsons, a director and the Executive Vice President of the Company, exchanged $400,000 in principal owed to him under an existing promissory note, which was last amended in August 2004, for 833,333 shares of common stock issued to him on May 5, 2006. The exchange was made in accordance with a stock exchange agreement entered into on May 5, 2006. As a result of the exchange, the outstanding principal amount of Mr. Parson’s note was reduced to $609,468.

Also on May 5, 2006, the Company completed a private placement of 2,500,000 shares of its common stock to Quest Capital Alliance II, L.L.C. for an aggregate price of $500,000. The proceeds were used to pay off a short-term note that the Company owed to Quest Capital Alliance II, L.L.C.

Note 7: Income Taxes

The provision for income taxes includes these components:

	2006	2005

Taxes currently payable	$—	$—
Deferred income taxes	—	—

Income tax expense	$0	$0

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2006	2005

Computed at the statutory rate (34%)	$(762,191)	$(890,415)
Increase (decrease) resulting from
Nondeductible expenses	201,895	216,182
State income taxes	(9,309)	(82,061)
Changes in the deferred tax asset valuation allowance including adjustments to prior net operating loss carryforwards	630,298	728,922
Other	(60,693)	27,372

Actual tax expense	$0	$0

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005

Deferred tax assets
Allowance for doubtful accounts	$95,000	$22,825
Accrued compensated absences	9,500	9,500
Reserve for obsolete inventories	19,000	19,000
Net operating loss carryforwards	3,456,572	2,912,148
Property and equipment	7,257	4,667
Charitable contribution carryforwards and other	5,844	21,600

	3,593,173	2,989,740
Deferred tax liabilities
Prepaid insurance	(15,728)	(20,501)
Inventory adjustments	(10,386)	(32,478)

	(26,114)	(52,979)

Net deferred tax asset before valuation allowance	3,567,059	2,936,761

Valuation allowance
Beginning balance	(2,936,761)	(2,417,196)
Increase during the period	(630,298)	(519,565)

Ending balance	(3,567,059)	(2,936,761)

Net deferred tax asset	$0	$0

For the years ended June 30, 2006 and 2005, the Company recorded a valuation allowance for the full amount of the net deferred tax asset otherwise recorded due to the losses causing uncertainty as to the realizability of the deferred tax assets in future years. As of June 30, 2006 and 2005, the Company had approximately $9,100,000 and $7,600,000, respectively, of net operating loss carryforwards available to offset future federal income taxes. The carryforwards expire in varying amounts from 2021 to 2026, if unused. Utilization of the net operating loss carryforwards may be subject to certain limitations as a result of changes in ownership of the Company.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Note 8: Stock-based Compensation

Adoption of SFAS 123(R)

Prior to July 1, 2005, the Company’s stock-based employee compensation plan was accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees (APBO 25), and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation, (SFAS 123). The Company generally did not recognize stock-based compensation cost in its statement of operations for periods prior to July 1, 2005, as most options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. However, compensation expense was recognized under APBO 25 for certain options based upon the intrinsic value (the difference between the exercise price and the deemed fair value of the common stock at the date of grant).

Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS 123(R)), using the modified-prospective-transition method. Results for prior periods have not been restated.

The Company’s loss from operations, loss before income taxes, net loss, basic and diluted loss per share available to common stockholders were not different as a result of the adoption of SFAS 123(R) for the year ended June 30, 2006, than if it had continued to account for share-based compensation under the recognition and measurement provisions of APBO 25, and related Interpretations, as permitted by SFAS 123.

Equity Incentive Plan

The Company’s 1999 Equity Incentive Plan (the “Plan”), which is shareholder approved, permits the grant of nonqualified options to its employees, consultants and directors for up to 3 million shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those option awards generally vest based on three years of continuous service and typically have seven-year contractual terms. All outstanding stock options were fully vested as of June 30, 2005.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the implied yield available on the grant date for U.S. Treasury zero-coupon issues with an equivalent remaining term. Where the expected term of the Company’s stock-based awards does not correspond with the terms for which interest rates are quoted, the Company uses a straight-line interpolation to determine the rate from the available term maturities.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

No options were granted during the year ended June 30, 2006. The fair value of options granted during the year ended June 30, 2005, was estimated on the date of the grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

2005

Dividend per share	$—
Risk-free interest rate	3.72%
Weighted average expected life of options	3 years
Expected volatility of the Company’s common stock market price	$0.5543
Weighted average fair value of options granted during the year	$0.21

On May 4, 2005, the Board of Directors approved the cancellation of 805,000 options granted on various dates with various vesting periods, held by employees and directors of the Company. In exchange, the Company granted 858,000 options at $0.52 per share, the fair market value on that date. The options were granted under the 1999 Equity Incentive Plan, have a seven-year life and were fully vested and exercisable when granted. The weighted average grant date fair value of options granted during the year ended June 30, 2005, was $.21 per share.

A summary of option activity under the Plan as of June 30, 2006 and 2005, and changes during the years then ended, is presented below:

	2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	916,207	$0.56	923,261	$1.18
Granted	—	—	858,000.52
Exercised	(61,000)	.52	—	—
Forfeited	(146,707)	.78	(865,054)	1.18

Outstanding, end of year	708,500.52		916,207.56

Options exercisable, end of year	708,500.52		916,207.56

The aggregate intrinsic value of options outstanding and exercisable as of June 30, 2006 and 2005, was $0 and $100,800, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money.

The total intrinsic value of options exercised during years ended June 30, 2006 and 2005, was $100 and $0, respectively.

The Company had no nonvested shares as of June 30, 2006 and 2005.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

As of June 30, 2006, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. The total fair value of shares vested during the years ended June 30, 2006 and 2005, was $0 and $214,738, respectively.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in its statement of cash flows. In accordance with guidance in SFAS 123(R), the cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee’s exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. The Company recorded no excess tax benefits as financing cash inflows during the years ended June 30, 2006 and 2005, because of the full valuation allowance established against the Company’s deferred tax assets.

The following table summarizes information about stock options under the Plan outstanding at June 30, 2006:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.52	708,500	5.8 years	$0.52	708,000	$0.52

Note 9: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Supplier

The Company purchased approximately 28% and 40% of its principal products from one supplier during the years ending June 30, 2006 and 2005, respectively. There are a limited number of suppliers for these products.

Foreign Assets

As of June 30, 2006, net assets located outside the United States totaled approximately $524,000. These assets consisted principally of the inventory and equipment of Pt. Niaga Merapi facility in Indonesia totaling approximately $167,000 and products in transit from Indonesia to the United States of approximately $345,000. The equipment located in China totaled approximately $12,000.

As of June 30, 2005, net assets located outside the United States totaled approximately $343,000. These assets consisted principally of the inventory and equipment of Pt. Niaga Merapi facility in Indonesia totaling approximately $151,000 and products in transit from Indonesia to the United States of approximately $173,000. The equipment located in China totaled approximately $19,000.

Decorize, Inc.
Notes to Consolidated Financial Statements
June 30, 2006 and 2005

Note 10: Profit-sharing Plan

Profit-sharing Plan

The Company has a 401(k) profit-sharing plan covering substantially all employees. The Company’s contributions to the plan are determined annually by the Board of Directors. There were no Company contributions to the plan for 2006 or 2005.

Note 11: Future Liquidity Needs

The Company has incurred losses and recurring negative cash flows since formation. Management is continuing to evaluate and implement strategies to mitigate these conditions during the next fiscal year. These include establishing and expanding relationships with key customers, renewed focus on specialty retail customers, better margin management through improved operational processes, selective reductions of operating overhead and seeking additional sources of equity and debt financing.

Management believes that additional financing may be needed to meet the capital requirements associated with the Company’s growth objectives or to retire existing debt. Management is evaluating alternatives for obtaining new debt and equity financing to meet future capital requirements, or to retire debt as deemed appropriate.

As described in Note 12, subsequent to year end the Company established new short-term working capital facilities which provided additional liquidity of approximately $750,000.

Note 12: Subsequent Events

On August 17, 2006, the Company issued a three-month promissory note payable to Quest Capital Alliance II, L.L.C. in the original principal amount of $75,000 which matures on November 17, 2006, with interest at 13.25%. If a default occurs the unpaid outstanding principal balance will become due immediately and thereafter accrue interest at a rate equal to 16.25%.

On September 11, 2006, the Company issued a promissory note payable to Quest Capital Alliance II, L.L.C. in the amount of $750,000. Principal funded to the Company was discounted by an origination fee of $41,500 which will be amortized to interest expense over the term of the note. Stephen W. Fox, who is the general manager of the Lender, is also a director of the Company. Interest on the outstanding principal commencing on January 9, 2007, at a rate of (i) eighteen percent (18%) per annum, if the balance is paid in full during the period commencing January 9, 2007, and ending on February 12, 2007, or (ii) twenty-one percent (21%) per annum, if the note is paid in full during the period commencing on February 13, 2007, and ending on March 15, 2007. The note matures, and all outstanding principal and accrued interest is due and payable in full, on the earliest of (i) the date of the Company has delivered invoices to customers related to certain Company purchase orders or (ii) March 15, 2007. The default interest rate is equal to twenty-one percent (21%) per annum. The note is secured by a security interest in the Company’s inventory and proceeds from inventory.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Article 6.F of the Registrant's Certificate of Incorporation eliminates the liability of directors of the Registrant for monetary damages for breach of fiduciary duty as a director, except in the case of (i) any breach of the director's duty of loyalty to the Registrant, (ii) acts or omissions of the director not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or any unlawful stock purchase or redemption, and (iv) any transaction from which the director received an improper personal benefit. Such provisions further provide that if any amendments to the Delaware General Corporation Law eliminate or further limit the liability of directors, then the liability of the Registrant’s directors shall be limited to the fullest extent permitted by Delaware law in addition to, and not in replacement of, the limitation on liability provided by Article 6.F. Paragraph 4 of Section 6.F of the Certificate of Incorporation also requires the Registrant to maintain Bylaw provisions that require mandatory indemnification of directors to the maximum extent permitted by the Delaware General Corporation Law. Section 48 of the Registrant's Bylaws provides, generally, that directors and officers shall be indemnified by the Registrant against any liability for acting in such capacity to the fullest extent permitted under Delaware law. The Registrant also maintains a directors' and officers' liability insurance policy insuring directors and officers of the Registrant for covered losses as defined in the policy.

The preceding discussion of the DGCL and the Registrant’s Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the DGCL and the Registrant’s Amended and Restated Certificate of Incorporation and Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by Decorize, Inc. (the “Company”) in connection with the issuance and distribution of the securities covered by this registration statement:

SEC Registration Fee	$1,700
Printing and Engraving	$750
Legal Fees and Expenses	$8,000
Accounting Fees and Expenses	$7,250
Expenses of Selling Stockholders	$1,000

Total	$18,700
All expenses other than the SEC registration fee are estimated.

Item 26. Recent Sales of Unregistered Securities

On May 5, 2006, the Company entered into agreements to convert an aggregate $900,000 that was owed to a principal stockholder and one of the Company’s executive officers into 3,333,000 shares of common stock. The Company issued 2,500,000 shares of common stock to Quest as payment in full of an existing convertible term note, in the original principal amount of $500,000, which was issued by the Company on December 13, 2005. The shares were issued at a price of $0.20 per share, which was the conversion price under the December 2005 promissory note. In addition, James K. Parsons, a director and the Executive Vice President of the Company, exchanged $400,000 in principal owed to him under an existing promissory note, which was last amended in August 2004, for 833,333 shares of common stock issued to him on May 5, 2006. The exchange was made in accordance with a stock exchange agreement entered into on May 5, 2006. As a result of the exchange, the outstanding principal amount of Mr. Parson's note was reduced to $609,468, which is reflected in an amended note issued to him at the closing.

During the fiscal year ended June 30, 2006, the Company received an aggregate $1,160,629 upon the exercise of outstanding warrants held by certain of our stockholders. NEST exercised warrants for an aggregate 996,000 shares of common stock at an aggregate price of $199,200, or $0.20 per share; SRC exercised warrants for an aggregate 3,000,000 shares of common stock at an aggregate price of $600,000, or $0.20 per share; and Quest exercised warrants for an aggregate 1,807,143 shares of common stock at an aggregate price of $361,429, or $0.20 per share.

On June 15, 2005, the Company completed the private placement of 1,875,000 shares of its common stock pursuant to the terms of a Securities Purchase Agreement entered into between the Company, SRC and Quest on that same date. Under the agreement, the Company agreed to issue 1,250,000 shares to SRC and 625,000 shares to Quest. The Company also agreed to amend certain outstanding warrants held by SRC and Quest, which are exercisable for an aggregate 3,000,000 shares of common stock and 1,807,143 shares of common stock, respectively, in order to reduce the exercise price of the amended warrants to $0.20 per share and extend the period during which some of the amended warrants are exercisable. The private placement proceeds were to be used by the Company for general corporate purposes including general working capital initiatives. The total purchase price paid by SRC and Quest for the shares and the amended warrants was $750,000.

On May 31, 2005, the Company completed the private placement of 1,000,000 shares of common stock to NEST pursuant to the terms of a Securities Purchase Agreement entered into between the Company and Nest USA on that same date. Under the terms of the agreement, Decorize agreed to issue the shares and to amend certain outstanding warrants held by NEST, which are exercisable for an aggregate 996,000 shares of common stock, in order to reduce the exercise price of the amended warrants to $0.20 per share and extend the period during which the amended warrants are exercisable.  The Company used the private placement proceeds for general corporate purposes. The total purchase price for the shares and the amended warrants was $400,000.

In each of the private placements, the investors represented that they were “accredited investors” for purposes of the Securities Act, and indicated that they were acquiring the shares for investment and not with a view to distribution. The Company provided each investor with appropriate financial and operating information. Each of the investors was an existing stockholder of the Company. Accordingly, the Company believes these offerings were made in compliance with the requirements of Rule 506 under Regulation D of the Securities Act and therefore exempt from registration under the Securities Act.

Item 27. Exhibits

Exhibit
Number	Description

3.1	Certificate of Incorporation of Decorize, Inc., State of Delaware, dated June 27, 2001. (1)

3.2	Bylaws of Decorize, Inc. (1)

4.1	Securities Purchase Agreement dated as of May 31, 2005, between Decorize, Inc. and Nest USA, Inc. (3)

4.2	Registration Rights Agreement, dated as of May 31, 2005, between Decorize, Inc. and Nest USA, Inc. (3)

4.3	Securities Purchase Agreement dated as of June 15, 2005, by and among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (4)

4.4	Registration Rights Agreement dated as of May 31, 2005, between Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (4)

4.5	Second Amended and Restated Certificate of Designation of the Series A Convertible Preferred Stock of Decorize, Inc. (4)

4.6	Warrant Certificate dated as of May 2, 2005, for the purchase of 120,000 shares of Common Stock, issued by December 17 in the name of Blodnick Gordon Fletcher & Sibell, P.C. (5)

4.7	Securities Purchase Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (6)

4.8	Registration Rights Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (6)

4.9	Voting Agreement and related Proxy, dated February 13, 2004, by and between SRC Holdings Corporation and James K. Parsons. (6)

4.10	Stock Exchange Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (6)

4.11	Registration Rights Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (6)

4.12	Second Amended and Restated Promissory Note dated January 21, 2004, issued by Decorize, Inc. in the name of NEST USA, Inc. (6)

4.13	Stock Purchase Agreement dated as of January 16, 2004, between Decorize, Inc. and James K. Parsons. (6)

4.14	Stock Purchase Agreement dated as of January 16, 2004, among Decorize, Inc., John Michael Sandel and Kitty Sandel. (6)

4.15	Stock Purchase Agreement dated as of January 30, 2004, between Decorize, Inc. and Jon T. Baker. (6)

4.16	Subordinated Promissory Note dated as of January 30, 2004, made by Decorize, Inc. in favor of Jon T. Baker. (6)

4.17	Amended and Restated Promissory Note dated December 10, 2003, issued by Decorize, Inc. in the name of James K. Parsons. (7)

4.18	Subordinated Security Agreement dated as of December 10, 2003, between Decorize, Inc. and James K. Parsons. (7)

4.19	Stock Purchase Agreement, dated as of December 9, 2003, by and between James K. Parsons, each of the purchasers listed thereon, and Decorize, Inc. (8)

4.20	Letter agreement dated April 29, 2004, by and between Decorize, Inc. and SRC Holdings Corporation. (9)

4.21	Securities Purchase Agreement, dated as of February 26, 2002, by and between Decorize, Inc. and NEST USA, Inc., together with all exhibits and schedules. (10)

4.22	Form of Decorize, Inc. Stock Certificate. (11)

5.1	Opinion of Hallett & Perrin, P.C. (15)

10.1	Promissory Note dated June 15, 2001 between Decorate, Inc. and Jon T. Baker. (1)

10.2	Promissory Note dated June 15, 2001 between Decorate, Inc. and James K. Parsons. (1)

10.3	Employment Agreement between Decorate, Inc. and James K. Parsons dated June 15, 2001. (1)

10.4	Employment Agreement between Decorize, Inc. and John Michael Sandel dated July 31, 2001. (2)

10.5	Decorize, Inc. 1999 Stock Option Plan. (12)

10.6	Form of Employee Incentive Stock Option Notice and Agreement. (12)

10.7	Master Purchase and Sale Agreement between Decorize, Inc. and Bibby Financial Services (Midwest) Inc. dated March 31, 2006. (13)

10.8	Commercial Security Agreement dated May 5, 2006, by and between Decorize, Inc. and Quest Commercial Finance, L.L.C. (14)

10.9	Revolving Line of Credit Promissory Note in the Principal Amount of up to $750,000, issued to Quest Commercial Finance, L.L.C. on May 5, 2006. (14)

10.10	Third Amended and Restated Promissory Note, issued by Decorize, Inc. to James K. Parsons on May 5, 2006. (14)

10.11	Stock Exchange Agreement, dated May 5, 2006, by and between Decorize, Inc. and James K. Parsons. (14)

10.12	Stock Exchange Agreement, dated May 5, 2006, by and between Decorize, Inc. and Quest Capital Alliance II, L.L.C. (14)

21.1	Subsidiaries of the Registrant. (15)

23.1	Consent of BKD, LLP. (15)

23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5.1 hereto)

23.3	Acknowledgement of Independent Registered Public Accounting Firm (15)

24.1	Power of Attorney (previously filed)

(1)	Incorporated by reference to the exhibits to the Annual Report on Form 10-KSB filed by Registrant on September 28, 2001.

(2)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Registrant on August 15, 2001.

(3)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on June 6, 2005.

(4)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc., on June 21, 2005.

(5)	Filed previously as an exhibit to the Registration Statement on Form S-3 (File No. 333-127070) on July 29, 2005.

(6)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on February 17, 2004.

(7)	Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on February 17, 2004.

(8)	Filed previously as an exhibit to the Registration Statement on Form S-3 (File No. 333-113356) field by Decorize, Inc. on March 5, 2004.

(9)	Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on May 14, 2004.

(10)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Registrant on March 19, 2002.

(11)	Filed previously as an exhibit to the Annual Report on Form 10-KSB filed by Decorize, Inc. on September 28, 2001.

(12)	Incorporated by reference to the exhibits to the Registration Statement on Form SB-2 filed by Guidelocator.com on September 29, 1999 (File no. 000-88083).

(13)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Decorize, Inc. on April 6, 2006.

(14)	Incorporated by reference to the exhibits filed with the Current Report on Form 8-K filed by Decorize, Inc. on May 11, 2006.

(15)	Filed herewith.

Item 28. Undertakings

The Registrant hereby undertakes that it will:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any factors or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

2. For the purpose of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. For determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv) Any other communication that is an offer in the offering made by the Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Springfield, State of Missouri on November 22, 2006.

DECORIZE, INC.

By:	/s/ STEVE CROWDER
Steve Crowder
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ STEVE CROWDER	President, Chief Executive Officer and Director	November 22, 2006
Steve Crowder	(Principal Executive Officer)

*	Vice President of Finance and Treasurer (Principal Financial Officer and	November 22, 2006
Brent Olson	Principal Accounting Officer)

*	Executive Vice President	November 22, 2006
James K. Parsons

*	Vice President	November 22, 2006
J. Michael Sandel

*	Director	November 22, 2006
Richard B. Chalker

*	Director	November 22, 2006
Steven W. Fox

*	Director	November 22, 2006
Marwan M. Atalla

*By: /s/ STEVE CROWDER
Steve Crowder as Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number	Description

3.1	Certificate of Incorporation of Decorize, Inc., State of Delaware, dated June 27, 2001. (1)

3.2	Bylaws of Decorize, Inc. (1)

4.1	Securities Purchase Agreement dated as of May 31, 2005, between Decorize, Inc. and Nest USA, Inc. (3)

4.2	Registration Rights Agreement, dated as of May 31, 2005, between Decorize, Inc. and Nest USA, Inc. (3)

4.3	Securities Purchase Agreement dated as of June 15, 2005, by and among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (4)

4.4	Registration Rights Agreement dated as of May 31, 2005, between Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (4)

4.5	Second Amended and Restated Certificate of Designation of the Series A Convertible Preferred Stock of Decorize, Inc. (4)

4.6	Warrant Certificate dated as of May 2, 2005, for the purchase of 120,000 shares of Common Stock, issued by December 17 in the name of Blodnick Gordon Fletcher & Sibell, P.C. (5)

4.7	Securities Purchase Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (6)

4.8	Registration Rights Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (6)

4.9	Voting Agreement and related Proxy, dated February 13, 2004, by and between SRC Holdings Corporation and James K. Parsons. (6)

4.10	Stock Exchange Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (6)

4.11	Registration Rights Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (6)

4.12	Second Amended and Restated Promissory Note dated January 21, 2004, issued by Decorize, Inc. in the name of NEST USA, Inc. (6)

4.13	Stock Purchase Agreement dated as of January 16, 2004, between Decorize, Inc. and James K. Parsons. (6)

4.14	Stock Purchase Agreement dated as of January 16, 2004, among Decorize, Inc., John Michael Sandel and Kitty Sandel. (6)

4.15	Stock Purchase Agreement dated as of January 30, 2004, between Decorize, Inc. and Jon T. Baker. (6)

4.16	Subordinated Promissory Note dated as of January 30, 2004, made by Decorize, Inc. in favor of Jon T. Baker. (6)

4.17	Amended and Restated Promissory Note dated December 10, 2003, issued by Decorize, Inc. in the name of James K. Parsons. (7)

4.18	Subordinated Security Agreement dated as of December 10, 2003, between Decorize, Inc. and James K. Parsons. (7)

4.19	Stock Purchase Agreement, dated as of December 9, 2003, by and between James K. Parsons, each of the purchasers listed thereon, and Decorize, Inc. (8)

4.20	Letter agreement dated April 29, 2004, by and between Decorize, Inc. and SRC Holdings Corporation. (9)

4.21	Securities Purchase Agreement, dated as of February 26, 2002, by and between Decorize, Inc. and NEST USA, Inc., together with all exhibits and schedules. (10)

4.22	Form of Decorize, Inc. Stock Certificate. (11)

5.1	Opinion of Hallett & Perrin, P.C. (15)

10.1	Promissory Note dated June 15, 2001 between Decorate, Inc. and Jon T. Baker. (1)

10.2	Promissory Note dated June 15, 2001 between Decorate, Inc. and James K. Parsons. (1)

10.3	Employment Agreement between Decorate, Inc. and James K. Parsons dated June 15, 2001. (1)

10.4	Employment Agreement between Decorize, Inc. and John Michael Sandel dated July 31, 2001. (2)

10.5	Decorize, Inc. 1999 Stock Option Plan. (12)

10.6	Form of Employee Incentive Stock Option Notice and Agreement. (12)

10.7	Master Purchase and Sale Agreement between Decorize, Inc. and Bibby Financial Services (Midwest) Inc. dated March 31, 2006. (13)

10.8	Commercial Security Agreement dated May 5, 2006, by and between Decorize, Inc. and Quest Commercial Finance, L.L.C. (14)

10.9	Revolving Line of Credit Promissory Note in the Principal Amount of up to $750,000, issued to Quest Commercial Finance, L.L.C. on May 5, 2006. (14)

10.10	Third Amended and Restated Promissory Note, issued by Decorize, Inc. to James K. Parsons on May 5, 2006. (14)

10.11	Stock Exchange Agreement, dated May 5, 2006, by and between Decorize, Inc. and James K. Parsons. (14)

10.12	Stock Exchange Agreement, dated May 5, 2006, by and between Decorize, Inc. and Quest Capital Alliance II, L.L.C. (14)

21.1	Subsidiaries of the Registrant. (15)

23.1	Consent of BKD, LLP. (15)

23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5.1 hereto)

23.3	Acknowledgement of Independent Registered Public Accounting Firm (15)

24.1	Power of Attorney (previously filed)

(1)	Incorporated by reference to the exhibits to the Annual Report on Form 10-KSB filed by Registrant on September 28, 2001.

(2)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Registrant on August 15, 2001.

(3)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on June 6, 2005.

(4)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc., on June 21, 2005.

(5)	Filed previously as an exhibit to the Registration Statement on Form S-3 (File No. 333-127070) on July 29, 2005.

(6)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on February 17, 2004.

(7)	Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on February 17, 2004.

(8)	Filed previously as an exhibit to the Registration Statement on Form S-3 (File No. 333-113356) field by Decorize, Inc. on March 5, 2004.

(9)	Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on May 14, 2004.

(10)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Registrant on March 19, 2002.

(11)	Filed previously as an exhibit to the Annual Report on Form 10-KSB filed by Decorize, Inc. on September 28, 2001.

(12)	Incorporated by reference to the exhibits to the Registration Statement on Form SB-2 filed by Guidelocator.com on September 29, 1999 (File no. 000-88083).

(13)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Decorize, Inc. on April 6, 2006.

(14)	Incorporated by reference to the exhibits filed with the Current Report on Form 8-K filed by Decorize, Inc. on May 11, 2006.

(15)	Filed herewith.